Filed Pursuant to Rule 424(b)(3)
Registration No. 333-211798

PROSPECTUS

GE CAPITAL INTERNATIONAL FUNDING COMPANY UNLIMITED COMPANY

OFFER TO EXCHANGE ALL OUTSTANDING AND UNREGISTERED

$6,106,952,000 2.342% Senior Notes due 2020

$1,979,425,000 3.373% Senior Notes due 2025

$11,464,668,000 4.418% Senior Notes due 2035

FOR NEWLY-ISSUED, REGISTERED

$6,106,952,000 2.342% Senior Notes due 2020

$1,979,425,000 3.373% Senior Notes due 2025

$11,464,668,000 4.418% Senior Notes due 2035

We are offering to exchange (the “Exchange Offers”), upon the terms and subject to the conditions set forth in this prospectus, all of our outstanding, unregistered 2.342% Senior Notes due 2020 (CUSIP Nos. 36164NFF7 and 36164PFF2; ISINs US36164NFF78 and US36164PFF27) (the “2020 Old Notes”), 3.373% Senior Notes due 2025 (CUSIP Nos. 36164NFG5 and 36164PFG0; ISINs US36164NFG51 and US36164PFG00) (the “2025 Old Notes”) and 4.418% Senior Notes due 2035 (CUSIP Nos. 36164NFH3 and 36164PFH8; ISINs US36164NFH35 and US36164PFH82) (the “2035 Old Notes,” and together with 2020 Old Notes and 2025 Old Notes, the “Old Notes”) that were issued by GE Capital International Funding Company Unlimited Company, formerly GE Capital International Funding Company (the “Issuer”) in a private offering on October 26, 2015 (the “Original Issue Date”), respectively, for our new, registered 2.342% Senior Notes due 2020 (CUSIP No. 36164QMS4; ISIN US36164QMS48) (the “2020 New Notes”), 3.373% Senior Notes due 2025 (CUSIP No. 36164Q6M5; ISIN US36164Q6M56) (the “2025 New Notes”) and 4.418% Senior Notes due 2035 (CUSIP No. 36164QNA2; ISIN US36164QNA21) (the “2035 New Notes,” and together with 2020 New Notes and 2025 New Notes, the “New Notes”). Any references to the “Notes” in this prospectus include the Old Notes and the New Notes, unless the context requires otherwise. The Old Notes are, and the New Notes will be, fully and unconditionally guaranteed by both General Electric Company (“GE”) and GE Capital International Holdings Limited (“GECIHL”) (each a “Guarantor”, and together, the “Guarantors”).

MATERIAL TERMS OF THE EXCHANGE OFFERS

•	The Exchange Offers will expire at 5:00 p.m., New York City time, on July 1, 2016, unless extended (such date, as it may be extended, the “Expiration Date”).

•	You will receive a like principal amount of New Notes for all Old Notes that you validly tender and do not validly withdraw.

•	The terms of the New Notes are substantially identical to the terms of the Old Notes, except that the New Notes will be registered under the Securities Act of 1933, as amended (the “Securities Act”) and certain transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply to the New Notes.

•	Tenders of Old Notes may be withdrawn at any time prior to the Expiration Date of the Exchange Offers.

•	There has been no public market for the Old Notes and we cannot assure you that any public market for the New Notes will develop.

•	If you fail to tender your Old Notes for the New Notes, you will continue to hold securities that have not been registered under the Securities Act and it may be difficult for you to transfer them.

•	The only conditions to completing the Exchange Offers are that none of the Exchange Offers violate applicable law or any applicable interpretation of the staff of the U.S. Securities and Exchange Commission (the “SEC”); the registration statement on Form S-4 of which this prospectus forms part shall have been declared effective on or prior to the Effective Date; no injunction, order or decree shall have been issued that would prohibit, prevent or otherwise materially impair our ability to proceed with the Exchange Offers; no action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the Exchange Offers; all governmental approvals shall have been obtained which, in our reasonable judgment, are necessary for the consummation of the Exchange Offers; there shall not have been any material change, or development involving a prospective material change, in our business or financial affairs which, in our reasonable judgment, would materially impair our ability to consummate the Exchange Offers; and that there shall not have been proposed, adopted or enacted any law, statute, rule or regulation which, in our reasonable judgment, would materially impair our ability to consummate the Exchange Offers or have a material adverse effect on us if the Exchange Offers were consummated.

•	We will not receive any cash proceeds from the Exchange Offers.

RESULTS OF THE EXCHANGE OFFERS

•	The New Notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods.

•	All outstanding Old Notes have been admitted to the Irish Stock Exchange plc’s (the “Irish Stock Exchange”) Official List and to trading on the Global Exchange Market, which is the exchange-regulated market of the Irish Stock Exchange. Application has been made to the Irish Stock Exchange for the New Notes to be admitted to the Irish Stock Exchange’s Official List and to trading on the Global Exchange Market. The Global Exchange Market is not a regulated market for the purposes of The Markets in Financial Instruments Directive (2004/39/EC).

•	All outstanding Old Notes not tendered will continue to be subject to the restrictions on transfer set forth in the Indenture (as defined under “Description of the Notes—General”) governing the Old Notes. In general, outstanding Old Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

We will not receive any proceeds from any sale of New Notes by brokers-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offers and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

CONSIDER CAREFULLY THE “RISK FACTORS” BEGINNING ON PAGE 11 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 20, 2016

WHERE YOU CAN FIND MORE INFORMATION

GE is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and files with the SEC the required Proxy Statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You may read and copy any document GE files at the SEC’s public reference room in Washington, D.C. at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. GE’s SEC filings are also available to the public from the SEC’s website at www.sec.gov.

GE’s common stock is listed on the New York Stock Exchange (“NYSE”) and trades under the symbol “GE.”

GE incorporates by reference into this prospectus certain documents GE has filed with the SEC, which means that GE can disclose important information to you by referring you to those documents.

In addition, later information that GE files with the SEC will automatically update and supersede that information as well as the information contained in this prospectus. The information incorporated by reference is an important part of this prospectus.

GE incorporates by reference the documents listed below and any filings made by GE with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus to the date that the Exchange Offers are terminated or expire (except for information in these documents or filings that is deemed “furnished” to the SEC).

•	Annual Report on Form 10-K of GE for the year ended December, 31, 2015, as updated by Current Report on Form 8-K of GE filed June 3, 2016;

•	Definitive Proxy Statement of GE on Schedule 14A filed on March 14, 2016;

•	Quarterly Report on Form 10-Q of GE for the quarter ended March 31, 2016, as updated by Current Report on Form 8-K of GE filed June 3, 2016; and

•	Current Reports on Form 8-K of GE filed January 20, 2016, January 22, 2016, January 26, 2016, February 3, 2016, April 22, 2016 and April 29, 2016.

You may request a copy of any or all of the documents referred to above which may have been or may be incorporated by reference into this prospectus (excluding certain exhibits to the documents) at no cost to you by writing or telephoning us at the following address:

General Electric Company

3135 Easton Turnpike

Fairfield, Connecticut 06828

Attn: Investor Communications

(203) 373-2211

You should read this entire prospectus (including the information incorporated by reference) and any amendments or supplements carefully before making your decision regarding appraisal rights.

No person has been authorized to give any information or to make any representation other than those contained in this prospectus, and, if given or made, any information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus.

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We have not authorized any dealer, salesperson, or other person to give any information or represent anything to you other than the information contained in this prospectus or the letter of transmittal. You must not rely on unauthorized information or representations.

This prospectus and the letter of transmittal do not offer to sell or ask you to buy any securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities.

The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct—nor do we imply those things by delivering this prospectus or selling securities to you.

In order to ensure timely delivery of the requested documents, requests should be made no later than five business days before the Expiration Date, as applicable, which date, for the avoidance of doubt, shall be June 24, 2016, unless the Exchange Offers are extended or terminated.

Except as described above or elsewhere in this registration statement, no other information is incorporated by reference in this prospectus (including, without limitation, information on our website).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This prospectus contains “forward-looking statements”—that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” or “target.”

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the Exchange Offers; our announced plan to reduce the size of our financial services businesses, including expected cash and non-cash charges associated with this plan and earnings per share of GE Capital’s retained businesses; expected income; earnings per share; revenues; organic growth; growth of our digital business; margins; cost structure; restructuring charges; cash flows; return on capital; capital expenditures, capital allocation or capital structure; dividends; and the split between Industrial and Capital earnings.

For us, particular uncertainties that could cause our actual results to be materially different than those expressed in our forward-looking statements include:

•	obtaining (or the timing of obtaining) any required regulatory reviews or approvals or any other consents or approvals associated with our announced plan to reduce the size of our financial services businesses;

•	our ability to complete incremental asset sales as part of that plan in a timely manner (or at all) and at the prices we have assumed;

•	our ability to reduce costs as we execute that plan;

•	changes in law, economic and financial conditions, including interest and exchange rate volatility, commodity and equity prices and the value of financial assets, including the impact of these conditions on our ability to sell or the value of incremental assets to be sold as part of our announced plan to reduce the size of our financial services businesses as well as other aspects of that plan;

•	the impact of conditions in the financial and credit markets on the availability and cost of GE Capital Global Holdings, LLC’s (“GE Capital”) funding, and GE Capital’s exposure to counterparties;

•	the impact of conditions in the housing market and unemployment rates on the level of commercial credit defaults;

•	pending and future mortgage loan repurchase claims and other litigation claims and investigations in connection with WMC, which may affect our estimates of liability, including possible loss estimates;

•	our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so;

•	the adequacy of our cash flows and earnings and other conditions, which may affect our ability to pay our quarterly dividend at the planned level or to repurchase shares at planned levels;

•	GE Capital’s ability to pay dividends to GE at the planned level, which may be affected by GE Capital’s cash flows and earnings, financial services regulation and oversight, and other factors;

•	our ability to convert pre-order commitments/wins into orders/bookings;

•	the price we realize on orders/bookings since commitments/wins are stated at list prices;

•	customer actions or developments such as early aircraft retirements or reduced energy demand and other factors that may affect the level of demand and financial performance of the major industries and customers we serve;

•	the effectiveness of our risk management framework;

•	the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of financial services regulation and litigation;

•	our capital allocation plans, as such plans may change including with respect to the timing and size of share repurchases, acquisitions, joint ventures, dispositions and other strategic actions;

•	our success in completing, including obtaining regulatory approvals for, announced transactions, such as the Appliances disposition and our announced plan and transactions to reduce the size of our financial services businesses;

•	our success in integrating acquired businesses and operating joint ventures;

•	our ability to realize anticipated earnings and savings from announced transactions, acquired businesses and joint ventures;

•	the impact of potential information technology or data security breaches; and

•	the other factors that are described in “Risk Factors” in GE’s Annual Report filed on Form 10-K for the year ended December 31, 2015, as such descriptions may be updated or amended in any future report GE files with the SEC.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. This document includes (including the documents incorporated by reference) certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

SUMMARY

The following summary highlights selected information from this prospectus and does not contain all of the information that you should consider before participating in the Exchange Offers. You should read this entire prospectus as well as the information incorporated by reference in this prospectus. For further information about us, see “Where You Can Find More Information.”

General Electric Company

GE, a New York corporation, is a global digital industrial company, transforming industry with software-defined machines and solutions that are connected, responsive and predictive. With products and services ranging from aircraft engines, power generation and oil and gas production equipment to medical imaging, financing and industrial products, GE serves customers in approximately 180 countries and employs approximately 333,000 people worldwide. Since its incorporation in 1892, GE has developed or acquired new technologies and services that have considerably broadened and changed the scope of its activities.

GE’s address is 1 River Road, Schenectady, NY, 12345-6999 and our telephone number is (518) 385-2211; we also maintain executive offices at 3135 Easton Turnpike, Fairfield, CT 06828-0001 and our telephone number there is (203) 373-2211.

Reorganization of GE’s Business

On December 3, 2015, GE completed the previously announced realignment and reorganization (the “Reorganization”) of the businesses of General Electric Capital Corporation (“GECC”). The Reorganization was effected as part of GE’s plan announced on April 10, 2015 (the “GE Capital Exit Plan”) to reduce the size of its financial services businesses through the sale of most of GECC’s assets and to focus on continued investment and growth in GE’s industrial businesses.

The Reorganization included the following transactions, among others:

•	GE separated GECC’s international and U.S. operations;

•	GECC’s international operations were consolidated under GECIHL, a U.K.-based international holding company, which has a separate capital structure and is supervised by the U.K. Prudential Regulation Authority;

•	Effective December 2, 2015, GECC merged with and into GE;

•	Effective December 3, 2015, GECIHL assumed the guarantee originally provided by GECC of the notes (including the Old Notes) issued by the Issuer in the exchange offers completed on the Original Issue Date. Such notes (including the Old Notes) continue to be, and the New Notes will be, guaranteed by GE; and

•	GECIHL became the holding company of four foreign financing companies (the “Foreign Fundcos”) that have been used to finance GECC’s operations (i.e., GE Capital Australia Funding Pty Ltd, GE Capital Canada Funding Company, GE Capital UK Funding and GE Capital European Funding), and provided a guarantee of the outstanding debt obligations of the Foreign Fundcos, which also continue to be guaranteed by GE.

Upon completion of the Reorganization, the Issuer became a finance subsidiary of GECIHL.

Summary of the Exchange Offers

You should read the discussions under the headings “The Exchange Offers” and “Description of the Notes” for further information regarding the New Notes.

Registration Rights Agreement	On October 26, 2015, we issued $6,106,952,000 in aggregate principal amount of our 2.342% Senior Notes due 2020, $1,979,425,000 in aggregate principal amount of our 3.373% Senior Notes due 2025 and $11,464,668,000 in aggregate principal amount of our 4.418% Senior Notes due 2035. We entered into a registration rights agreement for the benefit of the holders of the Old Notes, pursuant to which you are entitled to exchange Old Notes for New Notes as described in this prospectus. You are entitled to exchange your Old Notes in the Exchange Offers for New Notes with substantially identical terms, except that the New Notes will be registered under the Securities Act and certain transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply to the New Notes. Unless you are a broker-dealer or unable to participate in the Exchange Offers, we believe that the New Notes to be issued in the Exchange Offers may be resold by you without compliance with the registration and prospectus delivery requirements of the Securities Act.

The Exchange Offers	We are offering to exchange $1,000 principal amount of our 2.342% Senior Notes due 2020, 3.373% Senior Notes due 2025 and 4.418% Senior Notes due 2035, which have been registered under the Securities Act, respectively, for each $1,000 principal amount of 2.342% Senior Notes due 2020, 3.373% Senior Notes due 2025 and 4.418% Senior Notes due 2035 that were issued on October 26, 2015 and have not been so registered.

In order to be exchanged, Old Notes must be properly tendered and accepted. All Old Notes that are validly tendered and not validly withdrawn will be exchanged.

As of this date, there are $6,106,952,000 aggregate principal amount of our unregistered 2.342% Senior Notes due 2020, $1,979,425,000 aggregate principal amount of our unregistered 3.373% Senior Notes due 2025 and $11,464,668,000 aggregate principal amount of our unregistered 4.418% Senior Notes due 2035 outstanding.

The New Notes to be issued to you in the Exchange Offers will be delivered promptly following the Expiration Date.

Resales of the New Notes	We believe that the New Notes to be issued in the Exchange Offers may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if, but only if, you meet the following conditions:

(1)	the New Notes to be issued to you in the Exchange Offers are acquired in the ordinary course of your business;

(2)	at the time of the commencement of the Exchange Offers you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes to be issued to you in the Exchange Offers in violation of the Securities Act;

(3)	you are not an affiliate (as defined in Rule 405 promulgated under the Securities Act) of us;

(4)	if you are a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of the New Notes to be issued to you in the Exchange Offers;

(5)	if you are a participating broker-dealer that will receive New Notes for its own account in exchange for the Old Notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of the New Notes; and

(6)	you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The staff has not considered this Exchange Offers in the context of a no-action letter, and we cannot assure you that the staff would make a similar determination with respect to this Exchange Offers.

If you do not meet the above conditions, you may not participate in the Exchange Offers or sell, transfer or otherwise dispose of any Old Notes unless (i) they have been registered for resale by you under the Securities Act and you deliver a “resale” prospectus meeting the requirements of the Securities Act or (ii) you sell, transfer or otherwise dispose of the New Notes in accordance with an applicable exemption from the registration requirements of the Securities Act.

Each broker-dealer that is issued New Notes in the Exchange Offers for its own account in exchange for Old Notes that were acquired by that broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any of its resales of those New Notes. A broker-dealer may use this prospectus to offer to resell, resell or otherwise transfer those New Notes.

Expiration Date	The Exchange Offers will expire at 5:00 p.m., New York City time, on July 1, 2016, unless we decide to extend the Exchange Offers.

Conditions to the Exchange Offers	The only conditions to completing the Exchange Offers are that:

(1)	none of the Exchange Offers violate applicable law or any applicable interpretation of the staff of the SEC;

(2)	the registration statement on Form S-4 of which this prospectus forms part shall have been declared effective on or prior to the Effective Date;

(3)	no injunction, order or decree shall have been issued that would prohibit, prevent or otherwise materially impair our ability to proceed with the Exchange Offers;

(4)	no action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the Exchange Offers;

(5)	all governmental approvals shall have been obtained which, in our reasonable judgment, are necessary for the consummation of the Exchange Offers;

(6)	there shall not have been any material change, or development involving a prospective material change, in our business or financial affairs which, in our reasonable judgment, would materially impair our ability to consummate the Exchange Offers; and

(7)	that there shall not have been proposed, adopted or enacted any law, statute, rule or regulation which, in our reasonable judgment, would materially impair our ability to consummate the Exchange Offers or have a material adverse effect on us if the Exchange Offers was consummated.

See “The Exchange Offers—Conditions.”

Procedures for Tendering Old Notes Held in the Form of Book-Entry Interests	The Old Notes were issued as global securities in fully registered form. Beneficial interests in the Old Notes, held by participants in The Depository Trust Company (“DTC”), are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

If you hold your Old Notes in the form of book-entry interests and you wish to tender your Old Notes for exchange pursuant to the Exchange Offers, you must transmit to The Bank of New York Mellon, as Exchange Agent (the “Exchange Agent”), on or prior to the Expiration Date, either:

•	a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the Exchange Agent at the address set forth on the cover page of the letter of transmittal; or

•	a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and received by the Exchange Agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

In addition, in order to deliver Old Notes held in the form of book-entry interests:

•	a timely confirmation of book-entry transfer of such Old Notes into the Exchange Agent’s account at DTC pursuant to the procedure for book-entry transfers described under “The Exchange Offers—Book-Entry Transfer” must be received by the Exchange Agent prior to the Expiration Date; or

•	you must comply with the guaranteed delivery procedures described below.

A form of letter of transmittal accompanies this prospectus. By executing the letter of transmittal or delivering a computer-generated message through DTC’s Automated Tender Offer Program system, you will represent to us that, among other things:

•	the New Notes to be issued to you in the Exchange Offers are acquired in the ordinary course of your business;

•	at the time of the commencement of the Exchange Offers you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes to be issued to you in the Exchange Offers in violation of the Securities Act;

•	you are not an affiliate (as defined in Rule 405 promulgated under the Securities Act) of us;

•	if you are a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of the New Notes to be issued to you in the Exchange Offers;

•	if you are a participating broker-dealer that will receive New Notes for its own account in exchange for the Old Notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of the New Notes; and

•	you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.

Procedures for Tendering Certificated Old Notes	No definitive certificated notes are issued and outstanding as of the date of this prospectus, other than multiple global notes for each tranche issued to and held by DTC. If you acquire certificated Old Notes prior to the expiration of the Exchange Offers, you must tender your certificated Old Notes in accordance with the procedures described in this prospectus under the heading “The Exchange Offers—Procedures for Tendering—Certificated Old Notes.”

Guaranteed Delivery Procedures	If you wish to tender your Old Notes and:

(1)	they are not immediately available;

(2)	time will not permit your Old Notes or other required documents to reach the Exchange Agent before the expiration of the Exchange Offers; or

(3)	you cannot complete the procedure for book-entry transfer on a timely basis,

you may tender your Old Notes in accordance with the guaranteed delivery procedures set forth in “The Exchange Offers—Procedures for Tendering—Guaranteed Delivery Procedures.”

Acceptance of Old Notes and Delivery of New Notes	Except under the circumstances described above under “Conditions to the Exchange Offers,” we will accept for exchange any and all Old Notes which are properly tendered in the Exchange Offers prior to 5:00 p.m., New York City time, on the Expiration Date. The New Notes to be issued to you in the Exchange Offers will be delivered promptly following the Expiration Date. See “The Exchange Offers— Procedures for Tendering.”

Withdrawal Rights	You may withdraw the tender of your Old Notes at any time prior to 5:00 p.m., New York City time, on the Expiration Date. We will return to you any Old Notes not accepted for exchange for any reason without expense to you as promptly as we can after the expiration or termination of the Exchange Offers.

Consequences of Failure to Exchange	If you do not participate in the Exchange Offers, upon completion of the Exchange Offers, the liquidity of the market for your Old Notes could be adversely affected.

See “The Exchange Offers—Consequences of Failure to Exchange.”

Interest on the Exchange Notes and the Old Notes	The New Notes will bear interest from the most recent interest payment date on which interest has been paid on the corresponding Old Notes or, if no interest has been paid on such Old Notes, from the Original Issue Date. Holders whose Old Notes are accepted for exchange will be deemed to have waived the right to receive interest accrued on the corresponding Old Notes.

Federal Income Tax Considerations	The exchange of Old Notes for New Notes will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	The Bank of New York Mellon is serving as the Exchange Agent in connection with the Exchange Offers.

Summary of the Terms of the New Notes

The following summary contains basic information about the New Notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Notes, please refer to the section of this prospectus entitled “Description of the Notes.”

Issuer	GE Capital International Funding Company Unlimited Company, a public unlimited company existing under the Companies Act 2014 of Ireland.

Guarantees	The Issuer’s obligations pursuant to each tranche of New Notes will be fully, irrevocably and unconditionally guaranteed, on a senior unsecured basis, by each of GE and GECIHL as described in “Description of the Notes—Guarantees.”

Securities Offered	The New Notes offered in the Exchange Offers will consist of:

•	$6,106,952,000 aggregate principal amount of 2.342% Senior Notes due 2020

•	$1,979,425,000 aggregate principal amount of 3.373% Senior Notes due 2025

•	$11,464,668,000 aggregate principal amount of 4.418% Senior Notes due 2035.

Maturity Date	The New Notes will have the following maturity dates:

•	2020 New Notes November 15, 2020;

•	2025 New Notes November 15, 2025; and

•	2035 New Notes November 15, 2035.

Interest Rates	The New Notes will bear interest at the following rates per annum:

•	2020 New Notes: at the rate per annum of 2.342%;

•	2025 New Notes: at the rate per annum of 3.373%; and

•	2035 New Notes: at the rate per annum of 4.418%.

Interest Payment Dates	The New Notes will have the following interest payment dates:

•	2020 New Notes: May 15 and November 15 of each year, commencing on November 15, 2016;

•	2025 New Notes: May 15 and November 15 of each year, commencing on November 15, 2016; and

•	2035 New Notes: May 15 and November 15 of each year, commencing on November 15, 2016.

Optional Redemption or Repayment	Each tranche of New Notes may be redeemed if, as a result of a change in law, we are required to pay any additional amounts described herein. Any such redemption would be made at a redemption price of 100% of the principal amount thereof, together with accrued and unpaid interest through the redemption date. See “Description of the Notes—Optional Redemption—Tax Redemption.”

The 2020 New Notes and the 2025 New Notes, as the case may be, may be redeemed, at our option, as a whole or in part, at any time and from time to time, at the applicable “make-whole” price described under “Description of the Notes—Optional Redemption—Optional Redemption of 2020 Notes and 2025 Notes.”

Payment of Additional Amounts	All payments of principal and interest by or on behalf of the Issuer or any Guarantor in respect of each tranche of the New Notes will be made without withholding or deduction for, or on account of, taxes or charges imposed or levied by or on behalf of the United States, Ireland, the United Kingdom or any relevant Taxing Jurisdiction (as defined under “Description of the Notes—Payment of Additional Amounts”) of the Issuer (or, if and for so long as a Guarantor is required to make payments under a Guarantee, such Guarantor), unless the withholding or deduction of such tax or charge is required by law. In the event that such withholding or deduction is so required, the Issuer (or, if applicable, a Guarantor) will, subject to certain exceptions and limitations, pay such Additional Amounts (as defined herein) as may be necessary in order that every net payment of the principal of and interest, including original issue discount, on such New Note and any other amounts payable on such New Note to the holder thereof after such withholding or deduction will not be less than the amount provided for in such New Note (or, if applicable, such Guarantee) to be then due and payable.

See “Description of the Notes—Payment of Additional Amounts.”

Ranking	Each tranche of New Notes will be unsecured obligations of the Issuer and will rank equally with all of the Issuer’s other existing and future senior unsecured debt.

The Guarantees of each tranche of New Notes will be unsecured obligations of each Guarantor and will rank equally with all such Guarantor’s other existing and future senior unsecured debt.

Form of New Notes	The New Notes to be issued in the Exchange Offers will be represented by one or more global securities deposited with The Bank of New York Mellon for the benefit of DTC. You will not receive New Notes in certificated form unless one of the events set forth under the heading “Description of the Notes—Form of New Notes” occurs. Instead, beneficial interests in the New Notes to be issued in the Exchange Offers will be shown on, and transfer of these interests will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

Listing	Application has been made to the Irish Stock Exchange for the Old Notes to be admitted to the Irish Stock Exchange’s Official List and to trading on the Global Exchange Market, which is the exchange-regulated market of the Irish Stock Exchange. The Global Exchange Market is not a regulated market for the purposes of The Markets in Financial Instruments Directive (2004/39/EC).

Risk Factors	Please refer to “Risk Factors” and other information included or incorporated by reference in this prospectus for a discussion of factors you should consider carefully.

Governing Law	All Notes, along with the Indenture and the Guarantees, will be governed by and construed in accordance with the laws of the State of New York.

Trustee	The Bank of New York Mellon

Use of Proceeds	We will not receive any cash proceeds upon completion of the Exchange Offers.

Selected Historical Financial Data

The following table sets forth GE’s selected historical consolidated financial information. The selected historical consolidated financial information as of and for the three months ended March 31, 2016 and 2015 is unaudited and has been derived from GE’s unaudited historical consolidated financial statements and related notes included in GE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, as updated by GE’s Current Report on Form 8-K filed on June 3, 2016, which is incorporated by reference into this prospectus. The selected historical consolidated financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 has been derived from GE’s historical consolidated financial statements, which have been audited by KPMG LLP and are included in GE’s Annual Report on Form 10-K for the year ended December 31, 2015, as updated by GE’s Current Report on Form 8-K filed on June 3, 2016, which is incorporated by reference into this prospectus. The selected historical consolidated financial information at December 31, 2013, 2012 and 2011 and for the years ended December 31, 2013 and 2012 has been derived from GE’s selected financial data table included in GE’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference into this prospectus.

The data shown below are not necessarily indicative of results to be expected for any future period. You should read the following information together with GE’s consolidated financial statements and the notes related thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in GE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, as updated by GE’s Current Report on Form 8-K filed on June 3, 2016, and GE’s Annual Report on Form 10-K for the year ended December 31, 2015, as updated by GE’s Current Report on Form 8-K filed on June 3, 2016, which are incorporated by reference into this prospectus.

	For the Three Months Ended March 31,		At and for the Years Ended December 31,
(in millions, except for per share amounts)	2016	2015	2015	2014	2013	2012	2011
General Electric Company and Consolidated Affiliates
Revenues and other income	$27,845	$26,239	$117,386	$117,184	$113,245	$112,588	$110,062
Earnings (loss) from continuing operations attributable to the Company	499	(4,548)	1,681	9,535	7,618	8,646	9,113
Earnings (loss) from discontinued operations, net of taxes, attributable to the Company	(308)	(9,025)	(7,807)	5,698	5,439	4,995	5,039
Net earnings (loss) attributable to the Company	191	(13,573)	(6,126)	15,233	13,057	13,641	14,152
Per common share
Earnings (loss) from continuing operations—diluted	0.02	(0.45)	0.17	0.94	0.74	0.82	0.76
Earnings (loss) from discontinued operations—diluted	(0.03)	(0.90)	(0.78)	0.56	0.53	0.47	0.47
Net earnings (loss)—diluted	(0.01)	(1.35)	(0.61)	1.50	1.27	1.29	1.23
Earnings (loss) from continuing operations—basic	0.02	(0.45)	0.17	0.95	0.74	0.82	0.76
Earnings (loss) from discontinued operations—basic	(0.03)	(0.90)	(0.78)	0.57	0.53	0.47	0.48
Net earnings (loss)—basic	(0.01)	(1.35)	(0.62)	1.51	1.28	1.29	1.24
Dividends declared	0.23	0.23	0.92	0.89	0.79	0.70	0.61
Cash and equivalents	75,075		70,483	70,025	79,175	68,225	77,018
Total assets of continuing operations	380,578		371,741	331,425	333,896	339,725	349,103
Total assets	462,193		492,692	654,954	663,247	691,492	723,907
Long-term borrowings	132,187		145,301	186,596	217,516	229,479	236,003

RISK FACTORS

You should consider carefully the following risks relating to the Exchange Offers and the New Notes, together with the risks and uncertainties discussed under “Cautionary Statement Regarding Forward-Looking Information” and the risk factors incorporated by reference in this prospectus (including, those risk factors set out in GE’s Annual Report on Form 10-K for the year ended December 31, 2015) before tendering your Old Notes in the Exchange Offers and investing in the New Notes. In addition, there are risks relating to the New Notes not disclosed below that are common to holding any Issuer, GE or GECIHL debt, including risks relating to the Old Notes that you currently hold.

Risks Relating to the Exchange Offers

Your Old Notes will not be accepted for exchange if you fail to follow the procedures for the Exchange Offers.

We will not accept your Old Notes for exchange if you do not follow the procedures for the Exchange Offers. We will issue New Notes as part of the Exchange Offers only after a timely receipt of your Old Notes, a properly completed and duly executed letter of transmittal and all other required documents. Therefore, if you wish to tender your Old Notes, please allow sufficient time to ensure timely delivery. If we do not receive your Old Notes, letter of transmittal and other required documents by the time of expiration of the Exchange Offers, we will not accept your Old Notes for exchange. We are under no duty to give notification of defects or irregularities with respect to the tenders of Old Notes for exchange. If there are defects or irregularities with respect to your tender of Old Notes, we will not accept your Old Notes for exchange.

If you do not exchange your Old Notes, there will be restrictions on your ability to resell your Old Notes and the liquidity of such Old Notes could be adversely affected upon completion of the Exchange Offers.

Following the Exchange Offers, Old Notes that you do not tender or that we do not accept will be subject to transfer restrictions and will not have any further registration rights. Absent registration, any untendered Old Notes may therefore be offered or sold only in transactions that are not subject to, or that are exempt from, the registration requirements of the Securities Act and applicable state securities laws. Therefore, the liquidity of Old Notes not tendered in the Exchange Offers could be adversely affected upon completion of the Exchange Offers.

An active trading market may not develop for the New Notes.

The New Notes are a new issue of securities, and there is no established trading market for the New Notes. An active trading market for the New Notes may not develop, in which case the market price and liquidity of the New Notes may be adversely affected. In addition, you may not be able to sell your New Notes at a particular time or at a price favorable to you. Future trading prices of the New Notes will depend on many factors, including prevailing interest rates, our results of operations and financial condition, political and economic developments, the market for similar securities, and the other factors described in this prospectus under “Risk Factors” and the risk factors incorporated by reference in this prospectus. It is possible that the market for the New Notes will be subject to disruptions. A disruption may have a negative effect on you as a holder of the New Notes, regardless of our prospects or performance.

Some holders who exchange their Old Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

If you exchange your Old Notes in the Exchange Offers for the purpose of participating in a distribution of the New Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth GE’s ratio of earnings to fixed charges for the periods presented.

	Three Months Ended March 31, 2016	Years Ended December 31,
		2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges(1)	1.10x	1.90x	1.98x	1.85x	1.66x	1.86x

(1)	In the above calculations, earnings for all periods consist of earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees. Earnings are also adjusted to add amounts charged to consolidated expenses of GE and its consolidated affiliates during the period for all interest and other financial charges (including interest on tax deficiencies and interest on discontinued operations) and an amount representative of the interest factor in rentals (for this purpose, the interest factor is assumed to be one-third of rental expense). Fixed charges consist of all interest and other financial charges, including capitalized interest, and one-third of rental expense for companies included in the consolidated group.

THE EXCHANGE OFFERS

Purpose and Effect

The Issuer issued $34,819,042,000 in aggregate principal amount of Old Notes on the Old Issue Date (including $15,267,997,000 in aggregate principal amount of 0.964% Senior Notes due 2016 (the “2016 USD Old Notes”), £778,360,000 in aggregate principal amount of 1.363% Senior Notes due 2016 (the “2016 GBP Old Notes”), $6,106,952,000 in aggregate principal amount of 2.342% Senior Notes due 2020, $1,979,425,000 in aggregate principal amount of 3.373% Senior Notes due 2025 and $11,464,668,000 in aggregate principal amount of 4.418% Senior Notes due 2035), in transactions exempt from registration under the Securities Act. In connection with each of the issuances, the Issuer, GE and GECIHL entered into a registration rights agreement with respect to the Old Notes and the 2016 USD Old Notes. The 2016 USD Old Notes matured on April 15, 2016. The 2016 GBP Old Notes were not entitled to registration rights. The registration rights agreement requires that we file a registration statement under the Securities Act with respect to the New Notes to be issued in the Exchange Offers and, upon the effectiveness of the registration statement, offer to you the opportunity to exchange your Old Notes for a like principal amount of New Notes. Except as set forth below, these New Notes will be issued without a restrictive legend and, we believe, may be reoffered and resold by you without registration under the Securities Act. After we complete the Exchange Offers, our obligations with respect to the registration of the Old Notes and the New Notes will terminate, except as provided in the last paragraph of this section. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus forms a part. Notwithstanding anything to the contrary set forth in this prospectus, the Exchange Offers are not being made to you, and you may not participate in the Exchange Offers, if (a) you are our “affiliate” within the meaning of Rule 405 of the Securities Act or (b) you are a broker- dealer that acquired Old Notes directly from us.

Based on interpretations by the staff of the SEC set forth in no-action letters issued to third parties unrelated to us, we believe that New Notes to be issued to you in the Exchange Offers may be offered for resale, resold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act, unless you are a broker-dealer that receives New Notes in exchange for Old Notes acquired by you as a result of market-making activities or other trading activities. This interpretation, however, is based on your representation to us that:

(1)	the New Notes to be issued to you in the Exchange Offers are acquired in the ordinary course of your business;

(2)	at the time of the commencement of the Exchange Offers you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes to be issued to you in the Exchange Offers in violation of the Securities Act;

(3)	you are not an affiliate (as defined in Rule 405 promulgated under the Securities Act) of us;

(4)	if you are a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of the New Notes to be issued to you in the Exchange Offers;

(5)	if you are a participating broker-dealer that will receive New Notes for its own account in exchange for the Old Notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of the New Notes; and

(6)	you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.

If you have any of the disqualifications described above or cannot make each of the representations set forth above, you may not rely on the interpretations by the staff of the SEC referred to above. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a sale, transfer or other disposition of any notes unless you are able to utilize an applicable exemption from all of those requirements. In addition, each broker-dealer that receives New Notes in the Exchange Offers for its own account in exchange for Old Notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those New Notes. See “Plan of Distribution.”

In the event that, prior to the completion of the Exchange Offers, the existing SEC staff interpretations are changed such that the New Notes would not in general be freely transferable at the consummation of the Exchange Offers, we will, at our cost, file a registration statement under the Securities Act covering continuous resales of the Old Notes (the “shelf registration statement”) described in the registration rights agreement.

We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom the shelf registration was filed, copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take other actions as are required to permit unrestricted resales of the Old Notes. A holder selling Old Notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to applicable civil liability provisions under the Securities Act in connection with sales of that kind and will be bound by the provisions of the registration rights agreement which are applicable to that holder (including certain indemnification obligations). Holders of the Old Notes will be required to deliver certain information to be used in connection with the shelf registration statement in order to have their Notes included in the shelf registration statement.

If:

•	we fail to complete the exchange offers of the Old Notes for New Notes within 390 days of the Original Issue Date;

•	a shelf registration statement is required to be filed and is not effective within 390 days of the Original Issue Date; or

•	any registration statement required by the registration rights agreement is filed and declared effective but is withdrawn by us or ceases to be effective except as permitted by the registration rights agreement (each event referred to in this and the foregoing clauses, a “registration default”), then additional interest (“Additional Interest”) will accrue on the principal amount of outstanding Old Notes, which have not been exchanged or disposed of pursuant to a registration statement, from and including the date on which such registration default shall occur to the date on which all registration defaults have been cured or, if earlier, the second anniversary of the Original Issue Date. Additional Interest will accrue at a rate of 0.25% per annum during the 90-day period immediately following the occurrence of the registration default and shall increase by 0.25% per annum at the end of the 90-day period, but in no event shall the rate exceed 0.50% per annum.

Consequences of Failure to Exchange

After we complete the Exchange Offers, if you have not tendered your Old Notes, you will not have any further registration rights, except as set forth above. Your Old Notes will continue to be subject to restrictions on transfer. Therefore, the liquidity of the market for your Old Notes could be adversely affected upon completion of the Exchange Offers if you do not participate in the Exchange Offers.

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all Old Notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. We will issue $1,000 principal amount of New Notes in exchange for each $1,000 principal amount of Old Notes accepted in the Exchange Offers. However, no note of $200,000 in principal amount or less shall be exchanged in part. You may tender some or all of your Old Notes pursuant to the Exchange Offers. However, Old Notes may be tendered only in integral multiples of $1,000 principal amount.

New holders of New Notes issued in the Exchange Offers on the relevant record dates for the first interest payment date following the consummation of the Exchange Offers will receive interest accruing from the most recent date on which interest has been paid on the corresponding Old Notes or, if no interest has been paid on such Old Notes, from the Original Issue Date. Holders of New Notes will not receive any payment in respect of accrued interest on corresponding Old Notes otherwise payable on any interest payment date, the record date for which occurs on or after the consummation of the Exchange Offers. Under the registration rights agreement, we may be required to make payments of Additional Interest to the holders of the Old Notes under circumstances relating to the timing of the Exchange Offers.

The terms of the New Notes are substantially identical to the terms of the Old Notes, except that the New Notes will be registered under the Securities Act and certain transfer restrictions, registration rights and additional interest provisions relating to the Old Notes do not apply to the New Notes. The New Notes will be issued pursuant to, and entitled to the benefits of, the Indenture. The Indenture also governs the Old Notes. The New Notes and the Old Notes will constitute a single series of notes under the Indenture.

This prospectus, together with the letter of transmittal, is being sent to all registered holders and to others believed to have beneficial interests in the Old Notes. You do not have any appraisal or dissenters’ rights in connection with the Exchange Offers under the New York Business Corporation Law (the “NYBCL”) or the Indenture. We intend to conduct the Exchange Offers in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered Old Notes when, as, and if we have given oral or written notice of our acceptance to the Exchange Agent. The Exchange Agent will act as our agent for the tendering holders for the purpose of receiving the New Notes from us. If we do not accept any tendered notes because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, we will return certificates for any unaccepted Old Notes, without expense, to the tendering holder as promptly as practicable after the Expiration Date.

You will not be required to pay brokerage commissions or fees or, except as set forth below under “—Transfer Taxes,” transfer taxes with respect to the exchange of your Old Notes in the Exchange Offers. We will pay all charges and expenses, other than applicable taxes, in connection with the Exchange Offers. See “—Fees and Expenses” below.

Expiration Date; Amendments

The Exchange Offers will expire at 5:00 p.m., New York City time, on July 1, 2016, unless we determine, in our sole discretion, to extend the Exchange Offers, in which case, it will expire at the later date and time to which it is extended. If we extend the Exchange Offers, we will give oral or written notice of the extension to the Exchange Agent and give each registered holder notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled Expiration Date.

We also reserve the right, in our sole discretion,

(1)	subject to applicable law, to extend the Exchange Offers and delay accepting any Old Notes or, if any of the conditions set forth below under “—Conditions” have not been satisfied or waived, to terminate the Exchange Offers by giving oral or written notice of the delay or termination to the Exchange Agent, or

(2)	to amend the terms of the Exchange Offers in any manner, by complying with Rule 14e-1(d) under the Exchange Act to the extent that rule applies. If we make any material amendment to the terms of the Exchange Offers or waive any material condition, we will keep the Exchange Offers open for at least five (5) business days after we notify you of such change or waiver. If we make a material change to the terms of the Exchange Offers, it may be necessary for us to provide you with an amendment to this prospectus reflecting that change. We may only delay, terminate or amend the offer prior to its expiration.

We acknowledge and undertake to comply with the provisions of Rule 14e-l(c) under the Exchange Act, which requires us to return the Old Notes surrendered for exchange promptly after the termination or withdrawal of the Exchange Offers. We will notify you as promptly as we can of any extension, termination or amendment.

Procedures for Tendering

Book-Entry Interests

The Old Notes were issued as global securities in fully registered form. Beneficial interests in the Old Notes, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

If you hold your Old Notes in the form of book-entry interests and you wish to tender your Old Notes for exchange pursuant to the Exchange Offers, you must transmit to the Exchange Agent on or prior to the Expiration Date either:

(1)	a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the Exchange Agent at the address set forth on the cover page of the letter of transmittal; or

(2)	a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and received by the Exchange Agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

In addition, in order to deliver Old Notes held in the form of book-entry interests:

(1)	a timely confirmation of book-entry transfer of such Old Notes into the Exchange Agent’s account at DTC pursuant to the procedure for book-entry transfers described below under “—Book-Entry Transfer” must be received by the Exchange Agent prior to the Expiration Date; or

(2)	you must comply with the guaranteed delivery procedures described below.

The method of delivery of Old Notes and the letter of transmittal and all other required documents to the Exchange Agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the Exchange Agent before the Expiration Date. You should not send the letter of transmittal or Old Notes to us. You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

Certificated Old Notes

Only registered holders of certificated Old Notes may tender those notes in the Exchange Offers. If your Old Notes are certificated notes and you wish to tender those notes for exchange pursuant to the Exchange Offers, you must transmit to the Exchange Agent, on or prior to the Expiration Date, a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under “—Exchange Agent.” In addition, in order to validly tender your certificated Old Notes:

(1)	the certificates representing your Old Notes must be received by the Exchange Agent prior to the Expiration Date; or

(2)	you must comply with the guaranteed delivery procedures described below.

Procedures Applicable to All Holders

If you tender an Old Note and you do not withdraw the tender prior to the Expiration Date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

If your Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your Old Notes, either make appropriate arrangements to register ownership of the Old Notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:

(1)	Old Notes tendered in the Exchange Offers are tendered either:

(A)	by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal, or

(B)	for the account of an eligible institution; and

(2)	the box entitled “Special Registration Instructions” on the letter of transmittal has not been completed.

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

If the letter of transmittal is signed by a person other than you, your Old Notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those Old Notes.

If the letter of transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered Old Notes. This determination will be final and binding. We reserve the absolute right to reject any and all Old Notes not properly tendered or any Old Notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular Old Notes. Our interpretation of the terms and conditions of the Exchange Offers, including the instructions in the letter of transmittal, will be final and binding on all parties. You must cure any defects or irregularities in connection with tenders of your Old Notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of Old Notes, neither we, the Exchange Agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your notes will be returned to you if:

(1)	you improperly tender your Old Notes;

(2)	you have not cured any defects or irregularities in your tender; and

(3)	we have not waived those defects, irregularities or improper tender.

The Exchange Agent will return your Old Notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the Exchange Offers.

In addition, we reserve the right in our sole discretion to:

(1)	purchase, make offers for or offer New Notes for any Old Notes that remain outstanding subsequent to the expiration of the Exchange Offers;

(2)	terminate the Exchange Offers; and

(3)	to the extent permitted by applicable law, purchase notes in the open market, in privately negotiated transactions or otherwise.

The terms of any of these purchases or offers could differ from the terms of the Exchange Offers.

By tendering, you will represent to us that, among other things:

(1)	the New Notes to be issued to you in the Exchange Offers are acquired in the ordinary course of your business;

(2)	at the time of the commencement of the Exchange Offers you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the New Notes to be issued to you in the Exchange Offers in violation of the Securities Act;

(3)	you are not an affiliate (as defined in Rule 405 promulgated under the Securities Act) of us;

(4)	if you are a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of the New Notes to be issued to you in the Exchange Offers;

(5)	if you are a participating broker-dealer that will receive New Notes for its own account in exchange for the Old Notes that were acquired as a result of market-making or other trading activities, that you will deliver a prospectus in connection with any resale of the New Notes; and

(6)	you are not acting on behalf of any persons or entities who could not truthfully make the foregoing representations.

In all cases, issuance of New Notes for Old Notes that are accepted for exchange in the Exchange Offers will be made only after timely receipt by the Exchange Agent of certificates for your Old Notes or a timely book-entry confirmation of your Old Notes into the Exchange Agent’s account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offers or if Old Notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged Old Notes, or Old Notes in substitution therefor, will be returned without expense to you. In addition, in the case of Old Notes, tendered by book-entry transfer into the Exchange Agent’s account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged Old Notes will be credited to your account maintained with DTC promptly after the expiration or termination of the Exchange Offers.

Guaranteed Delivery Procedures

If you desire to tender your Old Notes and your Old Notes are not immediately available, time will not permit your Old Notes or other required documents to reach the Exchange Agent before the time of expiration or you cannot complete the procedure for book-entry on a timely basis, you may tender if:

(1)	you tender through an eligible financial institution;

(2)	on or prior to 5:00 p.m., New York City time, on the Expiration Date, the Exchange Agent receives from an eligible institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

(3)	the certificates for all certificated Old Notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery.

The notice of guaranteed delivery must set forth:

(1)	your name and address;

(2)	the amount of Old Notes you are tendering; and

(3)	a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the Exchange Agent: (A) the certificates for all certificated Old Notes being tendered, in proper form for transfer or a book-entry confirmation of tender; (B) a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and (C) any other documents required by the letter of transmittal.

Book-Entry Transfer

The Exchange Agent will establish an account with respect to the book-entry interests at DTC for purposes of the Exchange Offers promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the Exchange Agent at DTC for the Exchange Offers. Any financial institution that is a participant in DTC’s systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the Exchange Agent’s account at DTC in accordance with DTC’s procedures for transfer.

If one of the following situations occurs:

(1)	you cannot deliver a book-entry confirmation of book-entry delivery of your book-entry interests into the Exchange Agent’s account at DTC; or

(2)	you cannot deliver all other documents required by the letter of transmittal to the Exchange Agent prior to the Expiration Date,

then you must tender your book-entry interests according to the guaranteed delivery procedures discussed above.

Withdrawal Rights

You may withdraw tenders of your Old Notes at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

For your withdrawal to be effective, the Exchange Agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the Expiration Date.

The notice of withdrawal must:

(1)	state your name;

(2)	identify the specific Old Notes to be withdrawn, including the certificate number or numbers and the principal amount of withdrawn notes;

(3)	be signed by you in the same manner as you signed the letter of transmittal when you tendered your Old Notes, including any required signature guarantees or be accompanied by documents of transfer sufficient for the Exchange Agent to register the transfer of the Old Notes into your name; and

(4)	specify the name in which the Old Notes are to be registered, if different from yours.

We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any Old Notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offers. Any Old Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offers. Properly withdrawn Old Notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the Expiration Date.

Conditions

Notwithstanding any other provision of the Exchange Offers and subject to our obligations under the registration rights agreement, we will not be required to accept for exchange, or to issue New Notes in exchange for, any Old Notes and may terminate or amend the Exchange Offers, if at any time before the acceptance of any Old Notes for exchange any of the following events occur:

(1)	none of the Exchange Offers violate applicable law or any applicable interpretation of the staff of the SEC;

(2)	the registration statement on Form S-4 of which this prospectus forms part shall have been declared effective on or prior to the Effective Date;

(3)	no injunction, order or decree shall have been issued that would prohibit, prevent or otherwise materially impair our ability to proceed with the Exchange Offers;

(4)	no action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the Exchange Offers;

(5)	all governmental approvals shall have been obtained which, in our reasonable judgment, are necessary for the consummation of the Exchange Offers;

(6)	there shall not have been any material change, or development involving a prospective material change, in our business or financial affairs which, in our reasonable judgment, would materially impair our ability to consummate the Exchange Offers; and

(7)	that there shall not have been proposed, adopted or enacted any law, statute, rule or regulation which, in our reasonable judgment, would materially impair our ability to consummate the Exchange Offers or have a material adverse effect on us if the Exchange Offers was consummated.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to them, subject to applicable law. We also may waive in whole or in part at any time and from time to time any particular condition in our sole discretion. If we waive a condition, we may be required, in order to comply with applicable securities laws, to extend the Expiration Date of the Exchange Offers. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which may be asserted at any time (in the case of any condition involving governmental approvals necessary to the consummation of the Exchange Offers) and from time to time prior to the time of expiration (in the case of all other conditions).

In addition, we will not accept for exchange any Old Notes tendered, and no New Notes will be issued in exchange for any of those Old Notes, if at the time the notes are tendered any stop order is threatened by the SEC or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the “TIA”).

The Exchange Offers is not conditioned on any minimum principal amount of Old Notes being tendered for exchange.

Exchange Agent

We have appointed The Bank of New York Mellon as Exchange Agent for the Exchange Offers. Questions, requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be directed to the Exchange Agent addressed as follows:

By Mail, Hand Delivery or Overnight Courier:	By Facsimile Transmission:

The Bank of New York Mellon
111 Sanders Creek Parkway

East Syracuse, NY 13057
Attention: Corporate Trust—Reorg Operations

Issuer & Loan Services—Client Service Delivery

Pamela J. Adamo
Reference: GE AB Exchange

(732) 667-9408 Attention: Corporate Trust D- Reorg Operations Issuer & Loan Services—Client Service Delivery Pamela J. Adamo Reference: GE AB Exchange Confirm by Telephone: (315) 414-3317

The Exchange Agent also acts as trustee under the Indenture.

Fees and Expenses

We will not pay brokers, dealers, or others soliciting acceptances of the Exchange Offers. This solicitation is being made primarily by electronic means. Additional solicitations, however, may be made in person or by telephone by our officers and employees.

We will pay the estimated cash expenses to be incurred in connection with the Exchange Offers.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with a tender of your Old Notes for exchange unless you instruct us to register New Notes in the name of, or request that Old Notes not tendered or not accepted in the Exchange Offers be returned to, a person other than the registered tendering holder, in which event the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

The New Notes will be recorded at the same carrying value as the Old Notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the Exchange Offers.

USE OF PROCEEDS

The Exchange Offers are intended to satisfy our obligations under the registration rights agreement. We will not receive any proceeds from the Exchange Offers. In exchange for the New Notes, we will receive Old Notes in like principal amount. We will retire or cancel all of the outstanding Old Notes tendered in the Exchange Offers. Accordingly, issuance of the New Notes will not result in any change in our capitalization.

DESCRIPTION OF THE NOTES

General

The Old Notes were issued under an indenture (the “Base Indenture”), dated as of October 26, 2015, among the Issuer, GE and GECC, as guarantors, and The Bank of New York Mellon, as trustee (the “Trustee”). GE Capital Sub 3, Inc., assumed the guarantee originally provided by GECC (the “GECC Guarantee”) pursuant to the first supplemental indenture, dated as of December 2, 2015 (the “First Supplemental Indenture”), and subsequently, GECIHL assumed the GECC Guarantee pursuant to the second supplemental indenture, dated as of December 3, 2015 (the “Second Supplemental Indenture” and together with the Base Indenture and the First Supplemental Indenture, the “Indenture”). The New Notes will also be issued under the Indenture. Under the Indenture, the Old Notes and the New Notes offered hereby will constitute a single series of notes. Generally, under the Indenture, each series will be treated as a single class of notes for purposes of (i) voting and consenting to amendments, as they relate to such series, (ii) providing notices of default and taking action to accelerate the notes of such series, and (iii) directing the Trustee in exercising any remedies in respect of an Event of Default and taking actions to waive any Event of Default, as they relate to such series. See “—Events of Default” and “—Modification of the Indenture.” For purposes of this description, unless the context otherwise requires, references to the “Notes” include the Old Notes, the New Notes offered hereby, and any Additional Notes offered under the Indenture.

The following description is a summary of the material provisions of the Indenture and the Notes and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Indenture, the Notes and the registration rights agreement, including the definitions of certain terms used in the Indenture. We urge you to read these documents because they, and not this description, define your rights as holders of the Notes. A copy of the Indenture is available upon request as described under “Where You Can Find More Information.”

For purposes of this “Description of the Notes,” the terms “GE” are to General Electric Company only. References to “we” (and similar terms) are to the Issuer only.

Reopening of Issue

We may, from time to time, without the consent of the holders of any Notes, reopen an issue of Notes and issue additional Notes with the same terms (including maturity and interest payment terms) as Notes issued on an earlier date. Any additional Notes of a particular tranche that are not fungible with the previously issued Notes of that tranche for United States federal income tax purposes will have a separate CUSIP number and/or ISIN.

The New Notes

The New Notes offered in the Exchange Offers will consist of the 2020 New Notes, the 2025 New Notes and the 2035 New Notes.

The New Notes will be unsecured obligations of the Issuer and will rank equally in right of payment with all of the Issuer’s other existing and future senior unsecured debt. The Guarantees of the New Notes, as described herein under the caption “—Guarantees,” will be unsecured obligations of each Guarantor and will rank equally in right of payment with all such Guarantor’s other existing and future senior unsecured debt.

The Indenture does not limit the amount of notes that we may offer.

The New Notes will have the following maturity dates:

•	2020 New Notes: mature on November 15, 2020;

•	2025 New Notes: mature on November 15, 2025; and

•	2035 New Notes: mature on November 15, 2035.

The 2020 Old Notes and 2025 Old Notes are, and the 2020 New Notes and 2025 New Notes will be, redeemable at our option at the applicable “make-whole” price described under “—Optional Redemption—Optional Redemption of 2020 Notes and 2025 Notes” below.

In the event that any interest payment date or Maturity for any Note is not a Business Day, payment of principal, premium, if any, and/or interest on such Note will be postponed to the next succeeding Business Day; however, we will not pay any additional interest due to the delay in payment.

As used in this “Description of the Notes,” “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York, and “Maturity” means the date on which the principal of a Note or an installment of principal becomes due and payable as provided in the Note or the Indenture whether at stated maturity or by declaration of acceleration, call for redemption or otherwise

Interest Rates

The New Notes will bear interest at the following rates per annum:

•	2020 New Notes: at the rate per annum of 2.342%, commencing on November 15, 2016;

•	2025 New Notes: at the rate per annum of 3.373%, commencing on November 15, 2016; and

•	2035 New Notes: at the rate per annum of 4.418%, commencing on November 15, 2016.

Interest on the Notes is computed and paid on the basis of a 360-day year of twelve 30-day months.

Interest Payment Dates and Accrual

The New Notes will have the following interest payment dates:

•	2020 New Notes: May 15 and November 15 of each year;

•	2025 New Notes: May 15 and November 15 of each year; and

•	2035 New Notes: May 15 and November 15 of each year.

The New Notes will bear interest from the most recent interest payment date on which interest has been paid on the corresponding Old Notes or, if no interest has been paid on such Old Notes, from the Original Issue Date. Holders whose Old Notes are accepted for exchange will be deemed to have waived the right to receive interest accrued on the corresponding Old Notes.

Guarantees

The payment when due of the principal (including premium, if any) of and any interest (together with Additional Interest, if any, as defined under the caption “The Exchange Offers—Purpose and Effect,” and Additional Amounts, if any, as defined under the caption “—Payments of Additional Amounts”) on the New Notes and the Issuer’s obligations under the Indenture, will be fully, irrevocably and unconditionally guaranteed by each of GE and GECIHL.

The Guarantees of each of the Guarantors is set out in the Indenture.

Neither the occurrence of any bail-in event, nor any other exercise of any bail-in power by the relevant European Economic Area (“EEA”) resolution authority with respect to the Notes, the Issuer or any Guarantor subject to Directive 2014/59/EU establishing a framework for the recovery and resolution of certain credit institutions and investment firms (as supplemented, amended and replaced from time to time, the “BRRD”) as described under “—Applicable Bank Resolution Powers and Bail-In Provisions” below, will affect the validity of the Guarantee provided by GE, which will remain a full, irrevocable and unconditional guarantee of the outstanding principal (including premium, if any) of, and any interest (together with Additional Interest and Additional Amounts, if any) on the Notes when and as originally issued (as amended, other than pursuant to the exercise of any bail-in power), when due (whether at maturity or upon redemption, declaration or otherwise), irrespective of whether the occurrence of any bail-in event or any other exercise of any bail-in power would otherwise have the effect of reducing the Amounts Due (as defined under “—Applicable Bank Resolution Powers and Bail-In Provisions”). GE’s obligations under its Guarantee will be irrevocable and unconditional, and GE will waive, to the fullest extent permitted by applicable law, among other things all defenses or benefits that may be afforded by applicable law limiting the liability of or exonerating guarantors as sureties.

The Guarantees of the Guarantors of the Notes will be unsecured and rank equally in right of payment with all of the other existing and future senior unsecured debt of such Guarantor. Each Guarantee will effectively rank junior in right of payment to all indebtedness of that Guarantor’s subsidiaries which do not guarantee the debt, and will be effectively junior to all of such Guarantor’s senior secured debt to the extent of the value of the collateral securing such debt.

Each Guarantor’s obligations will be irrevocable and unconditional, and each Guarantor will waive, to the fullest extent permitted by applicable law, among other things, all defenses or benefits that may be afforded by applicable law limiting the liability of or exonerating guarantors as sureties, subject in the case of any Guarantor subject to the BRRD, to the agreements and other matters described under “—Applicable Bank Resolution Powers and Bail-In Provisions.” GE is not subject to the BRRD.

An event of default under, non-payment of or acceleration of any series of the Notes will entitle the holders thereof to exercise their rights and remedies against each Guarantor under its Guarantee in the same manner and to the same extent as they have the right to do so against the Issuer under the terms of the Indenture governing such series of Notes when and as originally issued (or as amended pursuant to its terms, subject in the case of any Guarantor subject to the BRRD, to the agreements and other matters described under “—Applicable Bank Resolution Powers and Bail-In Provisions”). GE is not subject to the BRRD. If any principal or interest on any series of Notes is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy, reorganization or similar proceeding of or with respect to the Issuer (including pursuant to the exercise of any bail-in power described under “—Applicable Bank Resolution Powers and Bail-In Provisions” below), each Guarantor’s obligations under its Guarantee with respect to such payment will be reinstated as though such payment has been due but not made at such time.

Each Guarantor will be subrogated to all rights of the holders of all Notes to which each Guarantee applies against the Issuer in respect of any amounts paid by such Guarantor pursuant to the provisions of its Guarantee; provided that each Guarantor will not be entitled to enforce or receive any payment arising out of, or based upon, such right of subrogation until all amounts due on or to become due on or in respect of all the Notes to which its Guarantee relates will have been paid in full or duly provided for and provided further that such right of subrogation will be subject to the BRRD and any limitations arising thereunder or under any laws, regulations, rules or requirements relating to the transposition of the BRRD.

Assumption of GECIHL

GECIHL and any other person that assumes the GECC Guarantee (each, a “Successor Guarantor”), may transfer or convey a substantial majority of its assets to any person that is an affiliate of GE and/or one or more direct or indirect wholly-owned subsidiaries of such person, in a transaction or a series of related transactions, only if such person (a) is a wholly-owned subsidiary of GE (directly or indirectly) that is organized under the laws of the United States or any State thereof, the United Kingdom, Ireland, France, Germany, Luxembourg or Spain, or any other Member State of the EEA that is on the Original Issue Date, and that remains as of the date of such transfer, a member of the EEA, and (b) assumes such Guarantee on substantially the same terms pursuant to a supplemental instrument; provided, the foregoing shall not limit (if any such Guarantor so elects) any transfer or conveyance of assets by GECIHL or any Successor Guarantor to one or more of its direct or indirect wholly-owned subsidiaries. Upon the assumption of such Guarantee by a Successor Guarantor, such Successor Guarantor will be substituted for its predecessor as a Guarantor of the Notes with the same effect as if it had been an original party to such Guarantee, and such predecessor will be released from all liabilities and obligations under such Guarantee. Such release will not affect the full, irrevocable and unconditional guarantee of the Notes by GE.

The term “Capital Stock” is defined in the Indenture to mean: (a) in the case of a corporation, corporate stock; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (c) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and (d) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person.

The term “wholly-owned” is defined in the Indenture, with respect to any person, to mean a subsidiary of such person, (i) all of the outstanding Capital Stock of which is owned, directly or indirectly, by such person or (ii) all of the outstanding Capital Stock of which is owned, directly or indirectly, by such person, other than (x) Non-Voting Preferred Securities, and/or (y) directors’ qualifying shares or immaterial equity amounts required to be owned by other persons pursuant to applicable law.

The term “Non-Voting Preferred Securities” is defined in the Indenture to mean, with respect to a person, any and all Capital Stock of such person which (a) is preferred as to the payment of dividends or distributions, upon liquidation or otherwise, over another class of Capital Stock of such person, (b) does not by its terms or upon the happening of any event confer upon the holder thereof any right to vote on or consent to any matters relating to such person, except for (i) a right to vote for the election of up to two directors following a failure to pay dividends or distributions for a specified period, or (ii) a right to vote on any amendment to such Capital Stock that is adverse to the holders of such Capital Stock, and (c) is not by its terms or upon the happening of any event convertible into or exchangeable for shares of Capital Stock of such person that have any voting or consent rights other than those permitted pursuant to clause (b) of this definition.

The term “person” is defined in the Indenture to mean any individual, corporation, partnership, joint venture, trust, association, joint stock company, unincorporated organization, limited liability company, government or agency or political subdivision thereof or any similar entity.

Minimum Denominations

The Old Notes have and the New Notes will have minimum denominations of $200,000 and integral multiples of $1,000 in excess thereof.

Limitation upon Liens

Under the Indenture, GECIHL or any other Successor Guarantor will not, and will not permit any of its restricted subsidiaries to issue, incur, assume or guarantee any indebtedness for borrowed money (“debt”) secured by any mortgage, security interest, pledge, lien or other similar encumbrance (collectively, a “lien” or “liens”) upon any of its property or assets (including Capital Stock), whether owned at the date of the Indenture or thereafter acquired, without effectively securing the Notes equally and ratably with or prior to the liens securing such debt.

The foregoing restrictions will not apply to the following:

(a)	liens existing on the date of the Indenture or which are required to be provided in the future pursuant to the terms of any agreement or other obligation of any Successor Guarantor or any of its subsidiaries existing on the date of the Indenture;

(b)	liens on property or assets at the time of the acquisition thereof, whether or not assumed, or liens on any property or assets acquired, constructed, developed or improved by any Successor Guarantor or any of its subsidiaries to secure or provide for the payment or the financing of all or any part of the acquisition cost of such property or assets or the cost of such construction, improvement or development;

(c)	liens on the property or assets of, or securing the debt of, a person existing at the time such person becomes subsidiary of any Successor Guarantor;

(d)	liens on the property or assets of, or securing the debt of, a person existing at the time such person is consolidated or merged with, or at the time all or substantially all of the assets of such person are acquired by, any Successor Guarantor or any of its subsidiaries;

(e)	liens to secure debt of any Successor Guarantor to its subsidiaries or of any subsidiary of any Successor Guarantor to any Successor Guarantor or to any other subsidiary of any Successor Guarantor;

(f)	liens in favor of the United States or any State thereof or territory or possession thereof or any other country, or any department, agency or instrumentality or political subdivision of the United States or any State thereof or territory or possession thereof or of any other country, to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any debt incurred for the purpose of financing all or any part of the purchase price or the cost of constructing, improving or developing any property or assets subject to such liens;

(g)	(1) liens granted to secure debt (including other obligations related thereto) in whole or in part advanced, guaranteed, insured or otherwise supported by the United States or any State thereof or territory or possession thereof, or any other country, or any department, agency or instrumentality or political subdivision of the United States or any State thereof or territory or possession thereof, or any other country, or any export-import bank, export credit agency, development bank or agency or other similar agency or (2) liens in favor of any person who insures, assumes or secures credit risk or bad debt risk relating to any such debt referenced in (g)(1) above in the ordinary course of business;

(h)	liens in favor of any central bank, governmental agency or deposit insurance fund created or arising in the ordinary course of business;

(i)	liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings;

(j)	liens on any receivables or payables (retail or wholesale) or related rights pursuant to any transaction which is or is structured as a purchase or sale of such receivables or payables (retail or wholesale) and is otherwise permitted under the Indenture, or is or is structured as participations or sub-participations in respect of such sale or purchase, including Uniform Commercial Code financing statements or other lien filings with respect thereto;

(k)	liens on property or assets that secure debt in respect of which the creditor has no recourse against any Successor Guarantor or any of its subsidiaries except recourse to such property or assets or the proceeds of any sale, lease or sublease of such property or assets, or both;

(l)	liens to secure obligations under derivatives and foreign exchange transactions (or any similar transaction) of any Successor Guarantor or any of its subsidiaries, including, but not limited to, liens granted to intermediaries clearing such transactions or holding collateral on behalf of any Successor Guarantor or any of its subsidiaries;

(m)

liens in connection with any sale, transfer, participation, pledge or other disposition of any receivables, loans, leases, other payment rights (whether secured or unsecured) or other financial assets of any Successor Guarantor or any of its subsidiaries and any assets related to the foregoing (including any equipment or other assets subject to any lease), and in each case with all ancillary rights, supporting obligations and rights under any related credit support or hedging arrangements), in connection with any asset based financing or asset sale transaction or series of related transactions (including, without limitation, future flow financings, factorings, participations, asset backed securitizations, covered bonds, asset based lending and similar financing structures) that may be entered into by any Successor Guarantor or any of its subsidiaries in the ordinary course of business;

(n)	liens securing obligations under any repurchase or securities lending agreement or transaction or other similar short-term financings under 365 days entered into by any Successor Guarantor or any of its subsidiaries, including, but not limited to, any liens granted to intermediaries providing clearing, custody or similar services;

(o)	liens on Capital Stock of any investment, private equity or similar fund and liens of any such funds in which any Successor Guarantor or any of its subsidiaries has any investment to secure any debt or other obligations of such fund or any of its subsidiaries that is non-recourse to such Successor Guarantor and its subsidiaries;

(p)	liens in favor of any lender, deposit-taker or holder of commercial paper or any of their affiliates which constitute a banker’s lien or right of offset on moneys of any Successor Guarantor or any of its subsidiaries deposited with such lender, deposit-taker or holder or any of their affiliates in the ordinary course of business;

(q)	liens created by or resulting from any action, litigation or other proceeding that is being contested in good faith by appropriate proceedings, including liens arising out of judgments or awards against any Successor Guarantor or any of its subsidiaries with respect to which any Successor Guarantor or such subsidiary in good faith is prosecuting an appeal or proceedings for review or for which the time to make an appeal has not yet expired; or final non-appealable judgment liens which are satisfied within 30 days of the date of judgment; or liens incurred by any Successor Guarantor or any of its subsidiaries for the purpose of obtaining a stay or discharge in the course of any action, litigation or other proceeding to which such Successor Guarantor or subsidiary is a party;

(r)	liens or deposits under workers’ compensation or similar legislation, or in connection with bids, tenders, contracts (other than for the payment of money), undertakings or leases to which any Successor Guarantor or any of its subsidiaries is a party, or to secure the public or statutory obligations of any Successor Guarantor or any of its subsidiaries, or in connection with obtaining or maintaining self-insurance or other insurance, or obtaining the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matter, for any purpose at any time required by law or regulation in order to transact business or exercise any privilege or license, or to secure surety, performance, appeal or customs bonds to which any Successor Guarantor or any of its subsidiaries is a party, or in litigation or other proceedings in connection with the matters heretofore referred to in this clause, such as interpleader proceedings, and other similar liens or deposits made or incurred in the ordinary course of business;

(s)	liens in respect of obligations and transactions similar to those permitted by the foregoing clauses (b) to (r) or incurred in the ordinary course of the operating activities of any Successor Guarantor or its subsidiaries;

(t)	liens not permitted by the foregoing clauses (a) to (s), inclusive, and clause (u) below, if at the time of, and after giving effect to, the creation or assumption of any such lien, the aggregate amount (without duplication) of all outstanding debt of any Successor Guarantor and its subsidiaries secured by all such liens under this clause (t) does not exceed 20% of Consolidated Net Tangible Assets; and

(u)

any extension, renewal, substitution or replacement (or successive extensions, renewals, substitutions or replacements), in whole or in part, of any lien referred to in the foregoing clauses (a) to (t), inclusive; provided, however, that (x) the principal amount of debt secured thereby unless otherwise excepted under clauses (a) to (t), inclusive, shall not exceed the principal amount of debt (plus the unused amounts, if any, then available under any secured revolving credit or similar commitments) so secured immediately prior to such extension, renewal, substitution or replacement, except if the value of the property has increased, the principal amount of the debt so secured may exceed the principal amount of the debt so secured immediately prior to such extension, renewal, substitution or replacement so long as the loan to value ratio of the refinanced debt does not exceed the loan to value ratio of the debt relating to the original lien, and (y) any extension, renewal, substitution or replacement shall be limited to all or a part of the property or assets (or any replacements or substitutions therefor) that secured the lien so extended, renewed, substituted or replaced prior to such extension, renewal, substitution or replacement (plus improvements and construction on real property).

The term “restricted subsidiary” is defined in the Indenture to mean any subsidiary of any Successor Guarantor who is principally engaged in lending or leasing activity.

The term “Consolidated Net Tangible Assets” is defined in the Indenture to mean the aggregate amount of assets (less applicable reserves and other items properly deductible in accordance with the U.S. generally accepted accounting principles (“GAAP”)) of any Successor Guarantor and its consolidated subsidiaries after deducting therefrom:

•	all current liabilities (excluding such liabilities constituting funded debt, by reason of their being renewable or extendable); and

•	all goodwill, trade names, trademarks, patents and other like intangibles,

all as set forth in the most recent balance sheet of such Successor Guarantor and its consolidated subsidiaries prepared in accordance with GAAP.

Under the Indenture, this covenant will automatically be terminated if (a) the unsecured debt of GECIHL (if it is then a Successor Guarantor) or any other Successor Guarantor has a Specified Rating and GECIHL or such other Successor Guarantor is a wholly-owned subsidiary of GE or (b) GE or a wholly-owned subsidiary of GE whose unsecured debt has a Specified Rating expressly assumes the obligations of GECIHL (if it is then a Successor Guarantor) or any other Successor Guarantor with respect to the Notes and the Indenture, and, in each case, GECIHL or such other Successor Guarantor, as applicable, has delivered to the Trustee the certificates, opinions or supplemental agreements required under the Indenture with respect thereto.

The term “Specified Rating” is defined in the Indenture to mean with respect to the unsecured debt of GECIHL or any other Successor Guarantor or a wholly-owned subsidiary of GE, in each case without taking into account any guarantee or other credit support by GE or any other person of such debt, a credit rating from each Rating Agency that is at least equal to either (x) the credit rating of GE at the time from each such Rating Agency or (y) BBB+ by Standard & Poor’s Ratings Services, a Standard & Poor’s Financial Services LLC business (or any successor thereto) (“S&P”) and Baa1 by Moody’s Investors Service, Inc. (or any successor thereto) (“Moody’s”) or, if permitted by the definition of Rating Agency below, in either case, an equivalent rating by any other Rating Agency.

The term “Rating Agency” means each of S&P and Moody’s; provided that if either S&P or Moody’s (or both) shall cease issuing a rating with respect to the unsecured debt of GE or shall not rate unsecured debt of any applicable entity for reasons outside the control of the Issuer and GE, the Issuer may select a nationally recognized statistical rating agency to substitute for S&P or Moody’s (or both).

Optional Redemption

Tax Redemption

All Notes of the same tranche, as the case may be, may be redeemed, at the option of the Issuer, as a whole but not in part, at any time prior to maturity, upon the giving of a notice of redemption as described below if the Issuer determines that, as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the Taxing Jurisdiction (as defined below) affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, including any change effected by guidance in any form from an official source, which change or amendment becomes effective on or after the Original Issue Date, the Issuer or any Guarantor, as the case may be, has or will become obligated to pay Additional Amounts (as defined below) with respect to such Notes as described under “—Payment of Additional Amounts” below.

The redemption price shall be equal to 100% of the principal amount thereof, together with accrued interest to the date fixed for redemption.

Optional Redemption of 2020 Notes and 2025 Notes

The 2020 Old Notes and 2020 New Notes (together, the “2020 Notes”) and the 2025 Old Notes and 2025 New Notes (together, the “2025 Notes”), as the case may be, may be redeemed, at the option of the Issuer, as a whole or in part, at any time and from time to time, upon the giving of a notice of redemption as described below, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed; and

•	the sum of the present values of the remaining scheduled payments of interest and principal on the Notes to be redeemed from the redemption date to maturity (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis, assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate (as defined below) plus 15 basis points in the case of the 2020 Notes, and at the Treasury Rate, plus 20 basis points in the case of the 2025 Notes;

plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the 2020 Notes or the 2025 Notes, as applicable, to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a comparable maturity to the remaining term of such Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, or their respective affiliates, which are primary U.S. Government securities dealers in The City of New York (a “Primary Treasury Dealer”), and their respective successors plus three other Primary Treasury Dealers selected by the Issuer; provided, however, that if any of the foregoing or their affiliates ceases to be a Primary Treasury Dealer, the Issuer will substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealers at 3:30 p.m. New York time on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such redemption date.

Notice of Redemption

Prior to the giving of any notice of redemption for any redemption described under “—Tax Redemption” above, the Issuer shall deliver to the Trustee: (a) a certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer to so redeem have occurred and (b) an opinion of counsel satisfactory to the Trustee to such effect based on such statement of facts; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer or any Guarantor, as the case may be, would be obligated to pay such Additional Amounts if a payment in respect of such Notes were then due.

Notice of redemption will be given on a date which is not less than 30 days nor greater than 60 days prior to the date fixed for redemption, in accordance with the covenant described above under “—Optional Redemption of 2020 Notes and 2025 Notes. Such notice will be given in accordance with “—Notices” below.

Any notice of redemption delivered by us will be irrevocable.

On and after the redemption date for the Notes of a tranche, interest will cease to accrue on the Notes of such tranche or any portion thereof called for redemption, unless we default in the payment of the redemption price. On or before the redemption date for the Notes of a tranche, we will deposit with a paying agent, or the Trustee funds sufficient to pay the redemption price of, and accrued and unpaid interest on, such Notes to be redeemed on such date. If less than all of the Notes of a tranche are to be redeemed, the Notes to be redeemed will be selected by the Trustee by such method as the Trustee deems fair and appropriate.

Payment of Additional Amounts

All payments of principal and interest by or on behalf of the Issuer or any Guarantor in respect of each tranche of Notes will be made without withholding or deduction for, or on account of, any present or future tax, duty, assessment or governmental charge of whatever nature imposed or levied by or on behalf of the United States, Ireland, the United Kingdom or any jurisdiction in which the Issuer (or, if and for so long as a Guarantor is required to make payments under a Guarantee, such Guarantor), or any successor to the Issuer (or any Guarantor), is organized or tax resident, or any political subdivision or taxing authority thereof or therein (each, a “Taxing Jurisdiction”), unless the withholding or deduction of such tax, duty, assessment or charge is required by law or the application, administration or interpretation thereof. In the event that such withholding or deduction is so required, the Issuer (or, if a Guarantor is required to make payments under the Guarantees, without duplication, such Guarantor) will, subject to certain exceptions and limitations set forth below (and subject to the right of redemption referred to under “—Optional Redemption—Tax Redemption”), pay such additional amounts (the “Additional Amounts”) as may be necessary in order that every net payment of the principal of and interest, including original issue discount, on such Note and any other amounts payable on such Note to the holder thereof after such withholding or deduction will not be less than the amount provided for in such Note to be then due and payable. However, the Issuer or any Guarantor, as the case may be, will not be required to make any payment of Additional Amounts to any holder for or on account of:

(a)	any such tax, duty, assessment or other governmental charge which would not have been so imposed but for: (i) the existence of any present or former connection between such holder or the beneficial owner of such Note (or between a fiduciary, settlor, beneficiary, member or shareholder of such holder or beneficial owner, if such holder or beneficial owner is an estate, a trust, a partnership or a corporation) and the Taxing Jurisdiction, including, without limitation, such holder or beneficial owner (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein or (ii) the presentation, where required, by the holder or beneficial owner of any such Note for payment on a date more than 15 calendar days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(b)	any estate, inheritance, gift, sales, transfer, excise, wealth, or personal property tax or any similar tax, duty, assessment or governmental charge;

(c)	any tax, duty, assessment or other governmental charge imposed by reason of such holder’s or beneficial owner’s past or present status as a personal holding company or foreign personal holding company or controlled foreign corporation or passive foreign investment company with respect to the United States or as a corporation which accumulates earnings to avoid United States federal income tax or as a private foundation or other tax-exempt organization;

(d)	any tax, duty, assessment or other governmental charge which is payable otherwise than by withholding from payments on or in respect of any Note;

(e)	any tax, duty, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of such Note, if such compliance is required by statute or by regulation of the Taxing Jurisdiction or of any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from such tax, duty, assessment or other governmental charge;

(f)	any tax, duty, assessment or other governmental charge imposed or required pursuant to Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended (the “Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code;

(g)	any tax, duty, assessment or other governmental charge imposed by reason of such holder’s or beneficial owner’s past or present status as the actual or constructive owner of 10% or more of the total combined voting power of all classes of stock entitled to vote of the Issuer or of the Guarantors or as a direct or indirect affiliate of the Issuer or of the Guarantors;

(h)	any tax, duty, assessment or other governmental charge required to be deducted or withheld by any paying agent from a payment on a Note upon presentation of such Note, where required, if such payment can be made without such deduction or withholding upon presentation of such Note, where required, to any other paying agent;

(i)	any tax, duty, assessment or other governmental charge required to be imposed or withheld on a payment to an individual and such deduction or withholding is required to be made pursuant to any European Union Directive on the taxation of savings (including European Council Directive 2003/48/EC (the “Savings Directive”), or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(j)	any combination of two or more of items (a), (b), (c), (d), (e), (f), (g), (h) and (i),

nor shall Additional Amounts be paid with respect to any payment on a Note to any holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the Taxing Jurisdiction to be included in the income, for tax purposes, of a beneficiary or settlor with respect to such fiduciary, a member of such partnership or a beneficial owner who would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note.

Consolidation, Merger and Sale of Assets

Under the Indenture, GE may not consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any person (as defined below), referred to as a “successor person”, unless:

•	the successor person expressly assumes GE’s obligations with respect to its Guarantee and the Indenture,

•	immediately after giving effect to the transaction, no event of default under the Indenture shall have occurred and be continuing, and

•	we have delivered to the Trustee the certificates, opinions or supplemental agreements required under the Indenture.

Under the Indenture, the Issuer and, following the assumption by any Successor Guarantor of the GECC Guarantee, such Successor Guarantor, may not consolidate with or merge into any person unless:

•	if the successor person is an affiliate of GE, such successor person is a wholly-owned subsidiary of GE that is organized under the laws of the United States or any State thereof, the United Kingdom, Ireland, France, Germany, Luxembourg or Spain, or any other Member State of the EEA that is on the Original Issue Date, and that remains as of the date of such consolidation or merger, a Member State of the EEA;

•	the successor person expressly assumes the Issuer’s or such Successor Guarantor’s obligations, as applicable, with respect to the Notes or the Guarantee, as applicable and the Indenture; and

•	we have delivered to the Trustee the certificates, opinions or supplemental agreements required under the Indenture.

In addition, the registration rights agreement provides that such successor assume the obligations of its predecessor under the registration rights agreement.

Upon any such consolidation, merger, conveyance, or transfer (other than a lease) described above, the resulting or acquiring entity will be substituted for the predecessor entity with the same effect as if it had been an original party to the Indenture. As a result, the successor entity may exercise rights and powers of its predecessor under the Indenture, as applicable, and such predecessor will be released from further liabilities and obligations thereunder.

Applicable Bank Resolution Powers and Bail-In Provisions

The BRRD establishes a framework for the recovery and resolution of certain credit institutions and investment firms. The BRRD was implemented in the United Kingdom by, among other things, amendments to the U.K. Banking Act 2009, from January 1, 2015 and was implemented in Ireland by the European Union (Bank Recovery and Resolution) Regulations 2015 (the “Irish BRRD Regulations”) from July 15, 2015. The BRRD, and any applicable laws, regulations and rules implementing the BRRD (including the Irish BRRD Regulations), will apply to the obligations of GECIHL, including its obligations under its Guarantee of the Notes and will apply to the Issuer as a subsidiary of GECIHL. The BRRD does not apply to the Guarantee of GE.

Article 55 of the BRRD requires certain EEA credit institutions and investment firms and their parent and other group companies to include a contractual recognition of these powers in any debt governed by a non-European Union law. Notwithstanding any other terms of the Notes or any other agreements, arrangements or understandings between the Issuer, any Guarantor and any noteholder, by its acquisition of any Notes, each noteholder (including each holder of a beneficial interest in any Note) acknowledges, and agrees to be bound by (any of the following events, a “bail-in event”):

(a)	the effect of the exercise of any bail-in power by the relevant EEA resolution authority that may include and result in any of the following, or some combination thereof:

•	the reduction of all, or a portion, of the Amounts Due;

•	the conversion of all, or a portion, of the Amounts Due into shares, other securities or other obligations of the Issuer, any Guarantor subject to the BRRD or any other person, or the transfer of shares, other securities or other obligations of the Issuer, any Guarantor subject to the BRRD or any other person (and the issue to or conferral on the noteholder of such shares, other securities or other obligations), including by means of an amendment, modification or variation of the terms of the Notes or any Guarantee of the Notes provided by a Guarantor subject to the BRRD, as the case may be;

•	the cancellation of any Notes or any Guarantee of any Notes provided by a Guarantor subject to the BRRD; or

•	the amendment or alteration of the maturity of the Notes or amendment of the amount of interest payable on the Notes, or the date on which the interest becomes payable, including by suspending payment for a temporary period; and

(b)	the variation of the terms of any of the Notes or any Guarantee of any of the Notes provided by any Guarantor subject to the BRRD if necessary to give effect to the exercise of any bail-in power by the relevant EEA resolution authority.

For these purposes:

•	a “bail-in power” is any write-down, conversion, transfer, modification or suspension power, existing from time to time under, and exercised in compliance with, the BRRD and any laws, regulations, rules or requirements in effect in Ireland or the United Kingdom (or any other Member State of the EEA in which the Issuer or any Guarantor is organized or that regulates the Issuer or any Guarantor) relating to the transposition of the BRRD, including but not limited to the Irish BRRD Regulations and the U.K. Banking Act 2009, in each case as amended from time to time, and the instruments, rules and standards created thereunder, pursuant to which, (i) any obligation of certain EEA credit institutions or investment firms subject thereto and their parent and other members of their group can be cancelled, written down, modified, suspended for a temporary period or converted into shares, other securities or other obligations of such person or other persons, or shares, other securities or other obligations of such person or other persons can be transferred to holders of such obligations and (ii) any right in a contract governing an obligation of any such EEA credit institutions or investment firms may be deemed to have been exercised;

•	a reference to the “relevant EEA resolution authority” is, in the case of the Issuer, to the Central Bank of Ireland and, in the case of GECIHL, to the Bank of England and to any other entity with the authority to exercise any bail-in power from time to time; and

•	“Amounts Due” means (i) the principal amount of, together with any accrued but unpaid interest due on, the Notes (whether at maturity, upon redemption or required repayment or otherwise), when and as originally issued (as amended, other than pursuant to the exercise of any bail-in power) and (ii) any amounts due under any Guarantee of the Notes provided by a Guarantor subject to the BRRD, in each case irrespective of whether the occurrence of any bail-in event or any other exercise of any bail-in power by the Relevant EEA resolution authority would otherwise have the effect of reducing such amounts and including amounts that have become due and payable, but which have not been paid, prior to the exercise of any bail-in power by the relevant EEA resolution authority.

No repayment or payment of Amounts Due shall become due and payable or be paid after the exercise of any bail-in power by the relevant EEA resolution authority if and to the extent such amounts have been cancelled, written down, modified, suspended for a temporary period or converted as a result of such exercise.

By its acquisition of any Notes, each holder (including each holder of a beneficial interest in such Notes) shall be deemed to have (i) consented to the exercise of any bail-in power as it may be imposed without any prior notice by the relevant EEA resolution authority of its decision to exercise such bail-in power with respect to the Notes and any Guarantee of the Notes by a Guarantor subject to the BRRD and (ii) authorized, directed and requested DTC or any other relevant clearing system and any direct participant in DTC or any other relevant clearing system or other intermediary through which it holds such Notes to take any and all necessary action, if required, to implement the exercise of any bail-in power with respect to the Notes and any Guarantee of the Notes by a Guarantor subject to the BRRD as it may be imposed, without any further action or direction on the part of such holder or beneficial owner.

Upon the occurrence of any bail-in event or exercise of any bail-in power by the relevant EEA resolution authority with respect to the Notes or any Guarantee of the Notes provided by a Guarantor subject to the BRRD, we shall provide a written notice to the holders of the Notes through DTC or any other relevant clearing system as soon as practicable regarding such bail-in event or exercise of any bail-in power, as the case may be. We shall also deliver a copy of such notice to the Trustee for information purposes.

Neither the occurrence of any bail-in event, nor any other exercise of any bail-in power by the relevant EEA resolution authority with respect to the Notes, the Issuer or any Guarantor subject to the BRRD, will affect the validity of the Guarantee provided by GE, which will remain a full, irrevocable and unconditional guarantee of the outstanding principal (including premium, if any) of, and any interest (together with Additional Interest and Additional Amounts, if any) on, the Notes when and as originally issued (as amended, other than pursuant to the exercise of any bail in power), when due (whether at maturity or upon redemption, declaration or otherwise), irrespective of whether the occurrence of any bail-in event or any other exercise of any bail-in power would otherwise have the effect of reducing the Amounts Due. GE’s obligations under its Guarantee will be irrevocable and unconditional, and GE will waive, to the fullest extent permitted by applicable law, among other things, all defenses or benefits that may be afforded by applicable law limiting the liability of or exonerating guarantors as sureties.

Events of Default

The Indenture defines an “Event of Default” with respect to any series of as any of the following:

•	default in any payment of principal or premium, if any, on any security of such series;

•	default for 30 days in payment of interest on any security of such series;

•	default for 60 days after written notice to the Issuer from the Trustee or from the holders of 25% in principal amount of all outstanding securities of the applicable series, in performance by the Issuer or any Guarantor of any other covenant or agreement in respect of the securities of such series contained in the Indenture, except defaults specifically dealt with elsewhere in this paragraph;

•	an event of default, as defined, with respect to any other series of securities outstanding under the Indenture or with respect to any other indenture or instrument evidencing or under which the Issuer or any Guarantor has outstanding any indebtedness for borrowed money, as a result of which such other series or such other indebtedness of the Issuer or any Guarantor shall have been accelerated and such acceleration shall not have been rescinded or annulled within 10 days after written notice thereof to the Issuer by the Trustee or to the Trustee and the Issuer from the holders of 25% in principal amount of all such outstanding securities of the applicable series under the Indenture or within 10 days after written notice of such acceleration shall have been given to the Issuer or any Guarantor pursuant to the terms of such other indenture or instrument (provided however, that the resulting Event of Default with respect to such series of securities, or under such other indenture or instrument, as the case may be, shall be remedied or cured (including as a result of any redemption, repayment or discharge) or waived by the remedying, curing or waiving of such other default under such other series or such other indebtedness); or

•	certain events involving bankruptcy, insolvency or reorganization involving us or any Guarantor.

Neither the occurrence of any bail-in event nor any other exercise of any bail-in power by the relevant EEA resolution authority with respect to the Notes, the Issuer or any Guarantor subject to the BRRD will constitute a default or an Event of Default under the Indenture.

By its acquisition of Notes, each holder (including each holder of a beneficial interest in any Notes): (i) acknowledges and agrees that neither the occurrence of a bail-in event nor the exercise of any bail-in power by the relevant EEA resolution authority with respect to the Notes, the Issuer or any Guarantor subject to the BRRD will give rise to a default or Event of Default under the Indenture for purposes of Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the TIA; (ii) to the extent permitted by the TIA, waives any and all claims, in law and/or in equity, against the Trustee and any paying agent for, agrees not to initiate a suit against the Trustee or any paying agent in respect of, and agrees that the Trustee and any paying agent shall not be liable for, any action that the Trustee or any paying agent takes, or abstains from taking, in either case in accordance with the exercise of the bail-in power by the relevant EEA resolution authority with respect to the Notes or any Guarantee provided by any Guarantor subject to the BRRD; (iii) acknowledges and agrees that, upon the exercise of any bail-in power by the relevant EEA resolution authority (A) the Trustee will not be required to take any further directions from the holders with respect to any portion of the Notes or any Guarantees provided by any Guarantor that is subject to the BRRD that are written-down, converted to equity, or cancelled, and (B) the Indenture will not impose any duties upon the Trustee whatsoever with respect to the exercise of any bail-in power by the relevant EEA resolution authority; provided, however, that notwithstanding the exercise of the bail-in power by the relevant EEA resolution authority, so long as any Notes remain outstanding or any obligations under any Guarantees remain outstanding, there will at all times be a Trustee in accordance with the Indenture, and the resignation and/or removal of the Trustee and the appointment of a successor trustee will continue to be governed by the Indenture, including to the extent no additional supplemental indenture or amendment is agreed upon in the event the Notes remain outstanding or any obligations under any Guarantees remain outstanding following the completion of the exercise of the bail-in power by the relevant EEA resolution authority; (iv) who acquires such Notes (or who acquires a beneficial interest in such Notes) other than upon the initial issuance thereof shall be deemed to recognize, acknowledge and agree to be bound by and consent to the same provisions specified in the Indenture to the same extent as the holders and beneficial owners of the Notes that acquire such Notes upon their initial issuance, including, without limitation, with respect to the acknowledgement and agreement to be bound by and consent to the terms of the Notes related to the bail-in power, and each and every consequence arising therefrom referred in the Indenture; and (v) acknowledges and agrees that any limitation on the repayment or payment of Amounts Due by the Issuer or any Guarantor subject to the BRRD in connection with any bail-in event or exercise of any bail-in power by the relevant EEA resolution authority shall be deemed, with respect to any Note, to be a term of such Note originally and expressly set forth therein.

The Indenture requires us to deliver to the Trustee annually a written statement as to the presence or absence of certain defaults under the terms thereof. An Event of Default under one series of Notes does not necessarily constitute an Event of Default under any other series of Notes. The Indenture provides that the Trustee may withhold notice to the holders of any series of debt securities issued thereunder of any default if the Trustee in good faith determines it is in the interest of such noteholders to do so provided the Trustee may not withhold notice of default in the payment of principal, premium, if any, or interest, if any, on any of the Notes of such series.

The Indenture provides that if any Event of Default occurs and is continuing with respect to any series of Notes issued under the Indenture, either the Trustee or the holders of not less than 25% in aggregate principal amount of the outstanding Notes of such series may declare the principal, of all Notes of such series to be due and payable immediately. Under certain conditions such declaration may be annulled by the holders of a majority in principal amount of such series of Notes then outstanding. Prior to acceleration, the holders of a majority in aggregate principal amount of such Notes then outstanding may also waive on behalf of all holders past defaults with respect to a particular series of Notes except, unless previously cured, a default in payment of principal, premium, if any, or interest, if any, on any of the Notes of such series, or in respect of a covenant or provision which cannot be modified without the consent of the holder of each Note affected.

In the Indenture, we agree that in case of an Event of Default pursuant to the first or second bullet points above, then, upon demand of the Trustee, we will pay to the Trustee, for the benefit of the holder of any Note in respect of which the Event of Default has occurred the whole amount that then shall have become due and payable on any such Note for principal, premium, if any, and interest, if any, with interest upon the overdue principal and premium, if any, and (to the extent that payment of such interest is enforceable under applicable law) upon the overdue installments of interest, if any, applicable to any such Note. In addition, we will pay to the Trustee any further amount as shall be sufficient to cover costs and expenses of collection and any further amounts payable to the Trustee. The Trustee or a holder may bring suit for the collection of amounts set forth in this paragraph.

Other than the duties of a Trustee during the continuance of an Event of Default, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders of Notes of any series issued thereunder unless such holders shall have offered to the Trustee reasonable security and indemnity satisfactory to the Trustee. Subject to such indemnification provision, the Indenture provides that the holders of a majority in aggregate principal amount of the Notes of any series issued thereunder at the time outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee thereunder, or exercising any trust or power conferred on such Trustee with respect to the Notes of such series. However, the Trustee may decline to act if it, being advised by counsel, determines that the actions or proceedings so directed may not be lawfully taken or involve it in any personal liability.

Modification of the Indenture

In general, our rights and obligations and the rights of the holders under the Indenture may be modified if the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of each series (each series voting as a class) affected by the modification consent to such modification. For these purposes, if any tranche of such series is denominated in a currency other than U.S. dollars, then the principal amount of such securities that will be deemed outstanding will be based on current market exchange rates, as specified in the Indenture. However, the Indenture provides that, unless each affected holder agrees, we cannot:

(a)	make any of the following changes to the terms of the Indenture or to a Note:

•	extending the maturity date;

•	extending the date on which we have to pay interest or make a sinking fund payment;

•	reducing the interest;

•	reducing the amount of principal or premium, if any, we have to repay;

•	changing the currency in which we have to make any payment of principal, premium or interest;

•	modifying any repayment right at the option of a holder to the detriment of the holder;

•	impairing any right of a holder to bring suit for payment; or

•	make any changes to any Guarantee that would adversely affect holders;

(b)	reduce the percentage of the aggregate principal amount of debt securities of any series needed to make any amendment to the Indenture or to waive any past default or Event of Default; and

(c)	make any change to the sections of the Indenture relating to waivers of past default or amendment to the Indenture with the consent of the holders, except to increase the percentage of the aggregate principal amount of debt securities needed to waive past defaults or modify the Indenture to add additional non- modifiable and non-waivable provisions.

However, if we, the Guarantors and the Trustee agree, we can amend the Indenture without notifying any holders or seeking their consent:

(a)	to evidence the succession of another person to the Issuer and the assumption by the successor person of the covenants, agreements and obligations of the Issuer or Guarantor;

(b)	to add to the covenants, restrictions or conditions of the Issuer or Guarantor, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions or conditions a default or an Event of Default;

(c)	to provide for exchangeability of such Notes with the Notes of the same series in fully registered form and to make all appropriate changes for such purpose;

(d)	to establish the forms or terms of Notes of any series as permitted by the Indenture;

(e)

to cure any ambiguity or to correct or supplement any provision contained in the Indenture or any supplemental indenture which may be defective or inconsistent with any other provision in the Indenture or any supplemental indenture, or to make such other provisions in regard to matters or questions arising under the Indenture, or amend or modify the Indenture in any manner, which, (i) in the case of any such cure, correction supplement, matter, question, amendment or modification to (or which results in any change to) the Guarantee provided by GE, shall not adversely affect the interests of the holders of any Notes outstanding on the date of such amendment and (ii) in all other cases, shall not materially and adversely affect the interests of the holders of any Notes outstanding on the date of such amendment;

(f)	to add Guarantors with respect to the Notes or to release a Guarantor from its obligations under its Guarantee or the Indenture in accordance with the terms thereof;

(g)	to evidence and provide for the acceptance of appointment by a successor Trustee; and

(h)	to comply with requirements of the TIA and any rules, regulations or other interpretive positions of the SEC in respect thereof.

Satisfaction and Discharge

We may discharge our obligations under the Indenture with respect to any tranche of Notes if (1) all outstanding Notes of such tranche, as the case may be, have been delivered to the Trustee for cancellation or (2) all outstanding Notes of such tranche, as the case may be, not delivered to the Trustee for cancellation have become due and payable or will become due and payable within one year of the date of deposit or will be called for redemption in one year under arrangements satisfactory to the Trustee, and in the case of clause (2), we have deposited with the Trustee an amount sufficient to pay and discharge all outstanding Notes of such tranche, as the case may be, at maturity or the scheduled date of the redemption and, in all cases, paid all other amounts payable under the Indenture.

Methods of Payment

Paying Agents. The Issuer and the Guarantors agreed in the Indenture that there will at all times be a paying agent with an office in the Borough of Manhattan, The City of New York and in a city in a Member State of the European Union. The paying agent will make all payments on the Notes on the Issuer’s behalf. The Issuer and the Guarantors will ensure that to the extent practicable a paying agent is maintained in a Member State of the European Union (the “EU”) that will not be obliged to withhold or deduct tax from payment in respect of the Notes pursuant to the EU Savings Directive or any law implementing or complying with, or introduced in order to conform to, such Directive. Initially, such paying agent shall be The Bank of New York Mellon at its office at 101 Barclay Street, Floor 7 West, New York, NY 10286, United States and such additional office in a Member State of the European Union shall be at The Bank of New York Mellon, London Branch, One Canada Square, London E14 5AL, United Kingdom.

Book-entry notes. The New Notes will be issued in book-entry form only. See “—Form of New Notes.” We will not issue certificated New Notes except in limited circumstances. The Bank of New York Mellon, as paying agent, will make payments of principal, premium, if any, and interest and additional amounts on book-entry notes to the account of DTC’s nominee, or other depositary, as applicable, as registered holder, by wire transfer of immediately available funds. Neither we nor the paying agent can make any payments to owners of beneficial interests in book entry notes. Instead, DTC will credit the funds to which an investor is entitled to the account of the participant through which the investor holds its New Notes. That participant, in turn, will credit those funds to your account (or the account of any other intermediary through which you hold your New Notes).

Certified notes. The New Notes will be issued in book-entry form only, and we will not issue certificated New Notes, except in limited circumstances. Each registered holder of certificated New Notes will receive payments of principal and interest due at Maturity or earlier redemption by wire transfer of immediately available funds after presenting the matured or redeemed note at The Bank of New York Mellon’s office at 101 Barclay Street, Floor 7 West, New York, New York 10286, United States and at The Bank of New York Mellon, London

Branch office, at One Canada Square, Long E14 5AL, United Kingdom, or at such other place as we may from time to time specify for such purposes in relation to any New Notes. Interest payable at any other time will be paid by check mailed to your address as it appears in the Registar’s records. If you own $5,000,000 or more of New Notes having the same terms and conditions, we will pay you interest prior to Maturity by wire transfer of immediately available funds if you give the appropriate instructions to the Trustee at least 10 calendar days before the applicable interest payment date.

Payments to Registered Holders. Payments of interest on Notes are payable to the entity or person in whose name the note is registered at the close of business on the record date before each interest payment date. However, interest payable at maturity, redemption or repayment will be payable to the person to whom principal is payable. The record date for any interest payment date for a Note will be the date (whether or not a Business Day) 15 calendar days immediately before such interest payment date. Registered holders of New Notes issued in the Exchange Offers on the relevant record dates for the first interest payment date following the consummation of the Exchange Offers will receive interest accruing from the most recent date on which interest has been paid or, if no interest has been paid on such Old Notes, from the Original Issue Date. See “The Exchange Offers—Consequences of Failure to Exchange.”

No Recourse

No recourse shall be had for the payment of the principal of, or premium, if any, or the interest on the Notes, for any claim based thereon, or otherwise in respect thereof, or based on or in respect of the Indenture or any indenture supplemental thereto, against any incorporator, stockholder, officer or director, as such, past, present or future, of the Issuer or any Guarantor or of any successor person to the Issuer or the Guarantors, either directly or through the Issuer or any Guarantor or any successor person to the Issuer or the Guarantors, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, as part of the consideration for the issue of the Notes and Guarantees thereto, expressly waived and released.

Notices

For so long as any tranche of Notes is listed on, or admitted to trading on or by, one or more stock exchange(s), competent authority(ies), quotation system(s) and/or market(s), all notices regarding such Notes shall be made in accordance with the rules and regulations of any such stock exchange(s), competent authority(ies), quotation system(s) and/or market(s).

Until such time as any certificated notes are issued in relation to a tranche of Notes that is represented by global notes deposited with, or on behalf of, DTC, as depositary, and registered in the name of Cede & Co. or registered in the name of a nominee for, and deposited with, a common depositary for Euroclear and Clearstream, we may instead deliver the relevant notice to DTC, Euroclear and Clearstream, notwithstanding any other manner of notice specified herein or in the Indenture, as applicable, for communication by them to investors. Any such notice shall be deemed to have been given to the relevant investors on the same day on which such notice was given to DTC and on the second day after the day on which such notice was given to Euroclear and Clearstream.

So long as any Notes are deposited with, or on behalf of, DTC, as depositary, and registered in the name of Cede & Co. or represented by global notes registered in the name of a nominee for, and deposited with, a common depositary for Euroclear and Clearstream, notices to be given by investors to us (for example, in relation to the exercise of any option to put Notes back to us) may be given by the relevant investor to The Bank of New York Mellon via DTC, Euroclear and/or Clearstream, as the case may be, in such manner as The Bank of New York Mellon and DTC, Euroclear and/or Clearstream, as the case may be, may approve for this purpose.

Title

We may treat the person in whose name a Notes is registered on the applicable Notes register as the absolute owner of such Note for all purposes.

Governing Law

All Notes, along with the Indenture and the Guarantees, will be governed by and construed in accordance with the laws of the State of New York.

Consent to Service and Submission to Jurisdiction

The Issuer and the Guarantors have designated in the Indenture GE Capital Treasury Services (US) LLC at 201 High Ridge Road, Stamford CT 06905, United States, as the authorized agent for service of process in any legal action or proceeding arising out of or relating to the Indenture, the Notes or the Guarantees brought in any federal or state court in the Borough of Manhattan, City of New York, State of New York and irrevocably submit to the non-exclusive jurisdiction of such courts for such purposes (and only for such purposes) as long as there are any outstanding Notes.

Regarding the Trustee

GE, GECC and other affiliates of GE maintain various commercial and investment banking relationships with The Bank of New York Mellon and its affiliates in their ordinary course of business.

If an Event of Default occurs under the Indenture and is continuing, the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of that person’s own affairs. Subject to the preceding sentence and to the TIA, prior to the Trustee exercising any of its powers under the Indenture at the request of any of the holders of any Notes issued under the Indenture those holders shall have offered the Trustee reasonable security and indemnity satisfactory to it.

By its acquisition of Notes, each holder (including each holder of a beneficial interest in any Notes) will acknowledge and agree that, upon the exercise of any bail-in power by the relevant EEA resolution authority:

(i)	the Trustee will not be required to take any further directions from the noteholders with respect to any portion of any Notes or any Guarantee of the Notes by any Guarantor subject to the BRRD that are written-down, converted to equity and/or cancelled under the Indenture; and

(ii)	the Indenture will not impose any duties upon the Trustee whatsoever with respect to the exercise of any bail-in power by the relevant EEA resolution authority,

provided, however, that notwithstanding the exercise of the bail-in power by the relevant EEA resolution authority, so long as any Notes or any obligations under any Guarantee remain outstanding, there will at all times be a Trustee in accordance with the Indenture, and the resignation and/or removal of the Trustee and the appointment of a successor trustee will continue to be governed by the Indenture, including to the extent no additional supplemental indenture or amendment is agreed upon in the event the Notes or any obligations under any Guarantee remain outstanding following the completion of the exercise of the bail-in power by the relevant EEA resolution authority.

If the Trustee becomes one of our creditors, its rights to obtain payment of claims in specified circumstances, or to realize for its own account on certain property received in respect of any such claim as security or otherwise will be limited under the terms of the Indenture and the TIA; provided, however, the Issuer’s obligation to reimburse and indemnify the Trustee under the Indenture shall survive the exercise of any bail-in power with respect to the Notes. The Trustee may engage in certain other transactions; however, if the Trustee acquires any conflicting interest (within the meaning specified under the TIA), generally, under the TIA and the terms of the Indenture it will be required to eliminate the conflict or resign.

Form of New Notes

The certificates representing the registered notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the New Notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC’s nominee, in the form of a global note. Holders of the New Notes will own book-entry interests in the global note evidenced by records maintained by DTC.

Book-entry interests may be exchanged for certificated notes of like tenor and equal aggregate principal amount, if:

(i)	DTC notifies us that it is unwilling or unable to continue as depositary or we determine that DTC is unable to continue as depositary and we fail to appoint a successor depositary within 90 days,

(ii)	we provide for the exchange pursuant to the terms of the Indenture, or

(iii)	we determine that the book-entry interests will no longer be represented by global notes and we execute and deliver to the Trustee instructions to that effect.

As of the date of this prospectus, no certificated notes are issued and outstanding.

PLAN OF DISTRIBUTION

We will not receive any proceeds from any sale of New Notes by brokers-dealers. New Notes received by broker-dealers for their own account pursuant to the Exchange Offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the New Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such New Notes. Any broker-dealer that resells New Notes that were received by it for its own account pursuant to the Exchange Offers and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of New Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 90 days after the expiration of the Exchange Offers, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the Exchange Offers, other than commissions or concessions of any broker-dealers, and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act. We have agreed to pay all expenses incident to the Exchange Offers, (including the reasonable expenses of one counsel for the holders of the Old Notes), other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act, and except as set forth under “The Exchange Offers—Transfer Taxes.”

TAX CONSIDERATIONS

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the exchange of Old Notes for New Notes in the Exchange Offers. It does not address any state, local or foreign tax considerations relating to the exchange.

The discussion below is based upon the provisions of the Code, existing and proposed Treasury regulations promulgated thereunder, and rulings, judicial decisions and administrative interpretations thereunder, in effect as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax considerations different from those discussed below.

Considerations of Tendering Notes

The exchange of your Old Notes for New Notes in the Exchange Offers will not constitute a material modification of the terms of the notes and therefore will not constitute a taxable event for U.S. federal income tax purposes. Accordingly, the exchange of your Old Notes for New Notes will have no U.S. federal income tax considerations to you. For example, there will be no change in your tax basis and your holding period will carry over to the New Notes. In addition, the U.S. federal income tax considerations of holding and disposing of your New Notes will be the same as those applicable to your Old Notes.

The preceding discussion of the material U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each investor is urged to consult its own tax advisor as to the particular tax considerations to it of exchanging Old Notes for New Notes, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

CERTAIN UNITED KINGDOM TAX CONSIDERATIONS

The following is a summary based on current United Kingdom law and published HM Revenue and Customs (“HMRC”) practice regarding certain aspects relevant to the United Kingdom tax position of persons beneficially owning New Notes (each an “Investor”) and should be treated with appropriate caution. Particular rules may apply to certain classes of taxpayers holding New Notes (such as dealers and persons connected with us). The summary does not constitute tax or legal advice and the comments below are of a general nature only and may be subject to change in the future, possibly with retrospective effect. The following only applies to persons who are not resident in the United Kingdom for United Kingdom tax purposes, only covers those matters specifically referred to below and does not consider the tax treatment of any Old Notes, the Exchange or the Exchange Offers. Prospective investors in the New Notes should consult their professional advisers on the tax implications of the disposal of the Old Notes, the Exchange, the Exchange Offers, the holding, redemption or sale of the New Notes and the receipt of interest thereon under the laws of their country of residence, citizenship or domicile.

Withholding Taxes

Payments of interest on the New Notes may be made without deduction of or withholding on account of United Kingdom income tax if the payments do not have a United Kingdom source. Source depends on a number of different factors which must be considered together. Furthermore, the extent to which those factors point towards or against a United Kingdom source may change over time. Accordingly, it is possible that payments on the New Notes could have or acquire a United Kingdom source.

If payments of interest on the New Notes were to have a United Kingdom source, then payments may also be made without deduction of or withholding on account of United Kingdom income tax provided that the New Notes are and continue to be listed on a “recognized stock exchange” within the meaning of section 1005 of the Income Tax Act 2007 (the “Act”). The Irish Stock Exchange is a recognized stock exchange. The New Notes will satisfy this requirement if, as expected, they are officially listed in Ireland in accordance with provisions corresponding to those generally applicable in EEA states and are admitted to trading on the Irish Stock Exchange. Provided, therefore, that the New Notes are and remain so listed, interest on the New Notes will be payable without withholding or deduction on account of United Kingdom tax.

In other cases, an amount must generally be withheld from payments of interest on the New Notes that has a United Kingdom source on account of United Kingdom income tax at the basic rate (currently 20%), subject to reliefs and exemptions that may be available. However, where an applicable double tax treaty provides for a lower rate of withholding tax (or for no tax to be withheld) in relation to an Investor, HMRC can issue a notice to the Issuer to pay interest to the Investor without deduction of tax (or for interest to be paid with tax deducted at the rate provided for in the relevant double tax treaty).

HMRC has powers to obtain information and documents relating to the New Notes, including in relation to issues of and other transactions in the New Notes, interest, payments treated as interest and other payments derived from the New Notes. This may include details of the beneficial owners of the New Notes, of the persons for whom the New Notes are held and of the persons to whom payments derived from the New Notes are or may be paid. Information may be obtained from a range of persons including persons who effect or are a party to such transactions on behalf of others, registrars and administrators of such transactions, the registered holders of the New Notes, persons who make, receive or are entitled to receive payments derived from the New Notes and persons by or through whom interest and payments treated as interest are paid or credited. Information obtained by HMRC may be provided to tax authorities in other jurisdictions.

The United Kingdom withholding tax treatment of payments by a Guarantor under the terms of a Guarantee which have a United Kingdom source is uncertain. In particular, such payments by the Guarantor may not be eligible for the exemption in respect of securities listed on a recognized stock exchange described above in relation to payments of interest by the Issuer. Accordingly, if the Guarantor makes any such payments, these may be subject to United Kingdom withholding tax at the basic rate (currently 20%).

Income Tax

Interest on the New Notes and payments under a Guarantee that constitutes United Kingdom source income for tax purposes may, as such, be subject to income tax by direct assessment even where paid without withholding.

However, interest on the New Notes with a United Kingdom source received without deduction or withholding on account of United Kingdom tax is generally excluded from the charge to United Kingdom income tax for an Investor (other than certain trustees) who is not resident for tax purposes in the United Kingdom unless that Investor carries on a trade, profession or vocation in the United Kingdom through a United Kingdom branch or agency in connection with which the interest is received or to which the New Notes are attributable (and where that Investor is a company, unless that Investor carries on a trade in the United Kingdom through a permanent establishment in connection with which the interest is received or to which the New Notes are attributable). There are exemptions for interest received by certain categories of agent (such as some brokers and investment managers). The provisions of an applicable double taxation treaty may also be relevant for such Investors.

The same may not apply to payments under a Guarantee which have a United Kingdom source.

Corporation Tax

In general, Investors will not be subject to United Kingdom corporation tax unless resident in the United Kingdom or trading in the United Kingdom through a permanent establishment in the United Kingdom.

Capital Gains Tax

In general, Investors will not be subject to United Kingdom capital gains tax unless resident in the United Kingdom or trading in the United Kingdom through a branch or agency.

An individual Investor who has ceased to be resident in the United Kingdom for tax purposes for a period of five years or less and who disposes of New Notes during that period may also be liable on his or her return to the United Kingdom to United Kingdom taxation on any capital gain realized (subject to any available exemption or relief).

Stamp Duty and Stamp Duty Reserve Tax

No stamp duty or stamp duty reserve is payable on the issue of the New Notes, nor on a transfer of the New Notes through clearing otherwise than by way of written instrument. However, any instrument transferring a New Note on sale or in contemplation of a sale which is executed in the United Kingdom or which (if not executed in the United Kingdom) relates to any matter or thing done or to be done in the United Kingdom may be stampable at 0.5% of the sale consideration.

CERTAIN IRISH TAX CONSIDERATIONS

The Issuer will be treated as paying Irish-source income for Irish income and corporation tax purposes.

The following summary is based on existing Irish tax law, including relevant regulations, administrative ruling and practices, as in effect on the date hereof, which may apply to investors who are the beneficial owners of the New Notes to be issued in the Exchange Offers. Each prospective purchaser should understand that future legislative, administrative and judicial changes could modify the tax considerations described below. This summary is not exhaustive and prospective purchasers are advised to consult their own tax advisers as to the tax considerations of the purchase, ownership and disposition of the New Notes. In particular it does not address the specific tax considerations applicable to particular New Notes nor does it address the Irish tax position of a holder of the New Notes that is either resident or ordinarily resident in Ireland.

Withholding Tax on Interest

Withholding tax will not apply to interest payments made by the Issuer to holders of the New Notes to the extent that:

(a)	the New Notes are “quoted Eurobonds”, being notes which are quoted on a recognized stock exchange (which would include the Irish Stock Exchange) and carry a right to interest, and interest payments are made:

•	by a non-Irish located paying agent, which is expected to be the case or

•	by or through an Irish located paying agent and: (i) an appropriate form of declaration of non-Irish residence is provided to the paying agent by or on behalf of the person who is the beneficial owner of the New Notes and who is beneficially entitled to the interest, or (ii) the New Notes and related coupons and receipts, if any are held in a clearing system recognized by Irish Revenue Commissioners (e.g., DTC, Euroclear, Clearstream Banking SA and Clearstream Banking AG); or

(b)	the interest is paid in the ordinary course of a trade or business of the Issuer (which is expected to be the case) and the recipient is a company which is tax resident in: (i) a Member State of the EU, other than Ireland or (ii) a country with which Ireland has concluded a double taxation agreement (a “Double Taxation Agreement”), such as the United States, or (iii) a country with which Ireland has signed a Double Taxation Agreement even though that agreement is not yet ratified and in all instances the recipient is resident in a country that imposes a tax that generally applies to interest receivable in that country by companies from sources outside that country, and in all instances the interest is not paid to the recipient company in connection with a trade or business carried on by it in Ireland through a branch or agency; or

(c)	the holder of New Notes is resident in a jurisdiction which has concluded a Double Tax Agreement with Ireland or in a jurisdiction with which Ireland has signed a Double Taxation Agreement even though that agreement is not yet ratified and in either instance the Double Taxation Agreement provides that Irish tax shall not be charged on Irish-source interest paid to such a resident and the holder of the New Notes is entitled to the benefit of that exemption from Irish tax and has made all the requisite filings with the appropriate authorities to obtain relief under that agreement as required; or

(d)	the New Notes are “wholesale debt instruments”, being the New Notes which mature within two years of the date of exchange, and either:

•	the person by or through whom the interest is paid (“the relevant person”) is not resident in Ireland and the payment is not made by or through a branch or agency through which a non-resident company carries on a trade or business in Ireland, and the New Notes are held in a recognized clearing system (e.g., DTC, Euroclear, Clearstream Banking SA and Clearstream Banking AG), and the New Notes are of a denomination of not less than €500,000, or U.S.$500,000, or in the case of a currency other than euro or U.S. dollars, the equivalent in that other currency of €500,000 (“an approved denomination”) at the date the Programme is first publicized, or

•	the relevant person is resident in Ireland or the payment is made by or through a branch or agency through which a non-resident company carries on a trade or business in Ireland, and

(i)	the New Notes are held in a recognized clearing system (e.g., DTC, Euroclear, Clearstream Banking SA and Clearstream Banking AG) and are of an approved denomination;

(ii)	the holder of the New Notes is resident in Ireland and has provided its tax reference number to the relevant person; or

(iii)	the holder of the New Notes is not resident in Ireland and has made a declaration of this fact.

The Irish Revenue Commissioners have also confirmed that Irish withholding tax is not levied on discounts arising on securities.

In all other cases, interest payments may be subject to withholding tax at the standard rate of income tax (which is currently 20%).

Encashment Tax

Encashment tax may arise in respect of the New Notes assuming that they constitute quoted Eurobonds. Where interest payments are made in respect of such notes by an Irish collection agent, encashment tax at the standard rate of income tax (currently 20%) will arise unless the person beneficially owning the New Notes and entitled to the interest thereon is not resident in Ireland and has provided the appropriate declaration to the relevant person. Where interest payments are made by or through a paying agent outside Ireland, which is expected to be the case, no encashment tax arises. Encashment tax will not arise in the case of the New Notes that are not quoted Eurobonds. Encashment tax will not arise by virtue of the clearing of a cheque, or the arranging for the clearing of a cheque, by a banker.

Liability of Holders of the New Notes to Irish Income Tax

Interest on the New Notes, whether paid gross or net, may be subject to Irish income tax or corporation tax, as the case may be. In general, holders of the New Notes that are resident or ordinarily resident for tax purposes in Ireland will be subject to Irish corporation tax or income tax with respect to interest on the New Notes.

Holders of the New Notes that are not resident or ordinarily resident in Ireland for tax purposes may be exempt from Irish income tax in respect of interest on the New Notes in the following circumstances:

(a)	where the New Notes constitute wholesale debt instruments and the interest is paid free of withholding tax in the circumstances described above to a person who is tax resident in a Member State of the EU under the law of that Member State, or in a territory with which Ireland has a Double Taxation Agreement under the terms of that agreement, or in a territory with which Ireland has signed a Double Taxation Agreement even though that agreement is not yet ratified, under the terms of that agreement, and is not resident for tax purposes in Ireland;

(b)	where the New Notes constitute wholesale debt instruments and the interest is paid free of withholding tax in the circumstances described above, to a company which is ultimately controlled (either directly or indirectly) by a person or persons tax resident in a Member State of the EU under the law of that Member State, or in a territory with which Ireland has a Double Taxation Agreement under the terms of that agreement, or in a territory with which Ireland has signed a Double Taxation Agreement even though that agreement is not yet ratified, under the terms of that agreement and is not under the control of person(s) who is/are not so resident, and is not resident for tax purposes in Ireland;

(c)

where the New Notes constitute wholesale debt instruments and the interest is paid free of withholding tax in the circumstances described above, to a company (or 75% subsidiary of a company or where the company is wholly owned by two or more companies, each of those companies), the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in an EU Member State or in a territory or territories of a country with which Ireland has a Double Taxation Agreement or in a territory or territories with which Ireland has signed a Double Taxation Agreement even though that agreement is not yet ratified, and is not resident for tax purposes in Ireland;

(d)	where the New Notes constitute quoted Eurobonds and the interest is paid free of withholding tax in the circumstances described above, to a person who is tax resident in a Member State of the EU under the law of that Member State, or in a territory with which Ireland has a Double Taxation Agreement under the terms of that agreement, or in a territory with which Ireland has signed a Double Taxation Agreement even though that agreement is not yet ratified, under the terms of that agreement, and is not resident for tax purposes in Ireland;

(e)	where the New Notes constitute quoted Eurobonds and the interest is paid free of withholding tax in the circumstances described above, to a company which is ultimately controlled (either directly or indirectly) by a person or persons tax resident in a Member State of the EU under the law of that Member State, or in a territory with which Ireland has a Double Taxation Agreement under the terms of that agreement, or in a territory with which Ireland has signed a Double Taxation Agreement even though that agreement is not yet ratified, under the terms of that agreement and is not under the control of person(s) who is/are not so resident, and is not resident for tax purposes in Ireland;

(f)	where the New Notes constitute quoted Eurobonds and the interest is paid free of withholding tax in the circumstances described above, to a company (or a 75% subsidiary of a company or where the company is wholly owned by two or more companies each of those companies), the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in an EU Member State or in a territory or territories with which Ireland has a Double Taxation Agreement or in a territory or territories with which Ireland has signed a Double Taxation Agreement even though that agreement is not yet ratified, and is not resident for tax purposes in Ireland;

(g)	where the interest is paid in the ordinary course of a trade or business of the Issuer and the holder of the New Notes is a company resident for tax purposes in a Member State of the EU or in a country with which Ireland has a Double Taxation Agreement, or in a country with which Ireland has signed a Double Taxation Agreement even though that agreement is not yet ratified and in all instances the recipient is resident in a country that imposes a tax that generally applies to interest receivable in that country by companies from sources outside that country;

(h)	where the holder of the New Notes is resident in a country with which Ireland has signed a Double Taxation Agreement or in a country with which Ireland has signed a Double Taxation Agreement even though that agreement is not yet ratified and in all instances under the provisions of the relevant agreement with Ireland such person is exempt from Irish income tax on the interest; or

(i)	discounts arising on the New Notes will not give rise to a liability to Irish income tax for the holder of the New Notes in circumstances where the holder of the New Notes is tax resident in a Member State of the EU under the law of that Member State, or in a territory with which Ireland has a Double Taxation Agreement under the terms of that agreement, or in a territory with which Ireland has signed a Double Taxation Agreement even though that agreement is not yet ratified, under the terms of that agreement, and is not resident for tax purposes in Ireland and the New Notes are issued in the ordinary course of a trade or business of the Issuer.

In all other instances a liability to Irish income tax arises but it has been the practice of the Irish Revenue Commissioners not to seek to collect this liability from non-resident persons unless the recipient of the interest has a connection with Ireland such as a claim for repayment of Irish tax deducted at source. Corporate holders who carry on a trade in Ireland through a branch or agency may be liable to Irish corporation tax where the New Notes are held in connection with the trade.

Capital Gains Tax

In the case of a person who is either resident or ordinarily resident in Ireland, the disposal or redemption of the New Notes may be liable to Irish capital gains tax. If a person is neither resident nor ordinarily resident in Ireland, it will not be liable to Irish capital gains tax on the disposal unless the New Notes: (i) are situated in Ireland and have been used in or for the purposes of a trade carried on by such person in Ireland through a branch or agency, or were used or held or acquired for use by or for the purpose of the branch or agency; or (ii) are not quoted on a stock exchange and derive their value or the greater part of their value from land, mineral rights or exploration rights in Ireland.

The rate of capital gains tax in Ireland is 33%.

Capital Acquisitions Tax on Gifts and Inheritances

Gift or inheritance tax may arise in respect of a gift or an inheritance of the New Notes where at the relevant date:

(a)	the disponer (generally the person making the gift or inheritance of the New Notes) is resident or ordinarily resident in Ireland;

(b)	the beneficiary is resident or ordinarily resident in Ireland; or

(c)	the New Notes are regarded as Irish property.

The rate of capital acquisitions tax (e.g., gift or inheritance tax) is 33%. No capital acquisitions tax generally applies on gifts or inheritances between spouses.

Stamp Duty

Issue of the New Notes. No stamp duty arises on the issue of the New Notes.

Redemption of the New Notes. No stamp duty arises on the redemption of the New Notes.

Transfer of the New Notes. A stamp duty liability should not arise on the transfer of the New Notes issued by the Issuer if the following conditions are satisfied (the “Exemption Conditions”): (i) the New Notes do not carry a right of conversion into stocks or marketable securities (other than loan capital) of a company having a register in Ireland or into loan capital having such a right; (ii) the New Notes do not carry rights of the same kind as shares in the capital of a company, including rights such as voting rights, a share in the profits or a share in the surplus upon liquidation; (iii) the New Notes are issued for a price which is not less than 90% of the nominal value; and (iv) the New Notes do not carry a right to a sum in respect of repayment or interest which is related to certain movements in an index or indices (based wholly or partly and directly or indirectly on stocks or marketable securities) specified in any instrument or other document relating to such loan capital.

If the Exemption Conditions are satisfied, the transfer of the New Notes will be exempt from Irish stamp duty. If the Exemption Conditions are not satisfied, stamp duty at the rate of 1% of the consideration paid for the New Notes (or the market value of the New Notes, whichever is higher) will be chargeable on the transfer of the New Notes.

Accounting for Stamp Duty. Stamp duty, if chargeable, is payable by the transferee within 30 days after the date of execution of a transfer instrument. In practice, the Irish Revenue Commissioners will continue to accept stamp duty returns up to 44 days after execution of the transfer instrument. Late or inadequate payment of stamp duty may result in a liability for interest and penalties.

EU Savings Directive

Under the Savings Directive, each Member State is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident or certain limited types of entity established in that other Member State. However, for a transitional period, Austria and Luxembourg may instead apply a withholding system in relation to such payments, deducting tax at a rate of 35%. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments. Luxembourg announced that it will no longer apply the withholding system as from January 1, 2015 and will provide details of payments of interest or other similar income as from this date.

A number of non-EU countries and certain dependent or associated territories of certain Member States have adopted similar measures (either provision of information or transitional withholding) in relation to payments made by a person within its jurisdiction to, or collected by such a person for, an individual resident or certain limited types of entity established in a Member State. In addition, the Member States have entered into provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in a Member State to, or collected by such a person for, an individual resident or certain limited types of entity established in one of those territories.

On November 10, 2015, the Council of the European Union adopted the Directive repealing the Savings Directive. As a result of the repeal of the Savings Directive, Irish paying agents will no longer be required to report interest payment information to the Irish Revenue Commissioners on payments made to individuals resident in another EU Member State under the Savings Directive. The final period for which information is required to be exchanged under the Savings Directive for Irish paying agents is the period to December 31, 2015. The EU has adopted the Common Reporting Standard (see below) as the standard for automatic exchange of financial information for member states from January 1, 2016.

Common Reporting Standard (“CRS”)

The CRS was implemented within the EU under Council Directive 2014/107/EU (“DAC2”) and came into effect in Ireland on January 1, 2016. The aim of the CRS is to provide for the annual automatic exchange between governments of financial account information reported to them by local financial institutions relating to account holders who are tax resident in other CRS participating jurisdictions. The OECD leveraged the FATCA Model 1 IGA to design the CRS and, as such, it is broadly similar to the FATCA requirements (see below), albeit with numerous differences. It should result in a significantly higher number of reportable persons due to the increased instances of potentially in-scope accounts and the inclusion of multiple jurisdictions to which accounts must be reported. To date, more than 90 jurisdictions have publically committed to the implementation of CRS.

The CRS contains the due diligence and reporting that underpins the automatic exchange of financial account information. Ireland has provided for the implementation of CRS through Section 891F of the Taxes Consolidation Acts 1997 and the Returns of Certain Information by Reporting Financial Institutions Regulations 2015. From January 1, 2016, Irish Financial Institutions will be required to obtain certain tax information and undertake due diligence procedures in respect of pre-existing and new investors, including ensuring appropriate self-certifications are obtained from new investors at account opening stage. Reporting to the Irish Revenue Commissioners is required on an annual basis, the first of which must be made by June 30, 2017, in respect of the year ended December 31, 2016.

The information to be reported with respect to reportable accounts includes details of the name, address, taxpayer identification number(s) (“TIN”), place of residence and, in the case of investors who are individuals, the date and place of birth, together with financial details relating to the investment in the Irish financial institution, such as account balance or value, sales proceeds and other income payments. Reportable accounts include accounts held by individuals and entities (which includes trusts and foundations), and the CRS includes a requirement to look through passive entities to report on the relevant controlling persons.

Irish FATCA Considerations

In December 2012, Ireland and the United States entered into an intergovernmental agreement (“IGA”) relating to provision commonly referred to as “FATCA”. In order to implement its obligations pursuant to the IGA (Model 1 IGA), the Irish government has issued Regulations (Financial Accounts Reporting (United States) Regulations 2014 (S.I. No 292 of 2014)) and Guidance Notes on the implementation of FATCA in Ireland (issued on October 1, 2014). Under the Regulations and Guidance Notes, any Irish financial institution (as defined under the IGA) will be required to report annually to the Irish Revenue Commissioners (commencing in 2015) details on its U.S. account holders. In addition, under the Regulations and Guidance Notes, such institutions will also be required to amend their account on-boarding procedures with effect from July 1, 2014 in order to easily identify new U.S. account holders and report this information to the Irish Revenue.

The Issuer may be treated as an Irish financial institution for purposes of FATCA/CRS, and if so the Issuer intends to satisfy any obligations imposed upon it under relevant legislation and Regulations, which may require holders of the New Notes to provide the Issuer with certain information deemed necessary to satisfy these obligations. Holders of the New Notes are encouraged to consult with their own tax advisers regarding the possible implications of FATCA/CRS on their interests in the New Notes issued by the Issuer.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York has passed upon the validity of the notes and guarantees on behalf of GE, GECIHL and the Issuer. In addition, certain legal matters will be passed upon on behalf of GE, GECIHL and the Issuer by Allen & Overy LLP and A&L Goodbody.

EXPERTS

The consolidated financial statements of GE as of December 31, 2015 and 2014, and for each of the years in the three-year period ended December 31, 2015, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2015, as updated by GE’s Current Report on Form 8-K filed on June 3, 2016, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, dated February 26, 2016, except for the guarantor financial information described in Note 27, which is as of June 3, 2016, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

*        *        *

GE CAPITAL INTERNATIONAL FUNDING COMPANY UNLIMITED COMPANY

OFFER TO EXCHANGE ALL OUTSTANDING AND UNREGISTERED

$6,106,952,000 2.342% Senior Notes due 2020

$1,979,425,000 3.373% Senior Notes due 2025

$11,464,668,000 4.418% Senior Notes due 2035

FOR NEWLY-ISSUED, REGISTERED

$6,106,952,000 2.342% Senior Notes due 2020

$1,979,425,000 3.373% Senior Notes due 2025

$11,464,668,000 4.418% Senior Notes due 2035

PROSPECTUS

June 20, 2016